Exhibit 2.1
ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2007
March 20, 2008

TABLE OF CONTENTS

ITEM 1. PRELIMINARY NOTES	2

1.1 Glossary	2
1.2 Notice Regarding Forward Looking Information	4
1.3 Cautionary Note to U.S. Readers	5
1.4 Currency and Metric Equivalents	6
1.5 Resource Categories (Classifications) Used in this aif	6

ITEM 2. CORPORATE STRUCTURE	7

ITEM 3. GENERAL DEVELOPMENT OF THE BUSINESS	8

3.1 History of the Company	8
3.2 Overview of Operations	8
3.3 Significant Acquisitions and Financing	8
3.4 Trends	9

ITEM 4. DESCRIPTION OF BUSINESS	9

4.1 Business Objectives	9
4.2 Employees	10
4.3 The Detour Lake Property	10
4.4 Risk Factors	35

ITEM 5. DIVIDENDS	42

ITEM 6. DESCRIPTION OF CAPITAL STRUCTURE	42

ITEM 7. MARKET FOR SECURITIES	42

ITEM 8. ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	43

ITEM 9. DIRECTORS AND OFFICERS	43

9.1 Director and Officer Information	43
9.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions	50

ITEM 10. PROMOTERS	51

ITEM 11. LEGAL PROCEEDINGS AND REGULATORY ACTIONS	51

ITEM 12. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	51

ITEM 13. TRANSFER AGENT AND REGISTRAR	52

ITEM 14. MATERIAL CONTRACTS	52

ITEM 15. INTERESTS OF EXPERTS	52

ITEM 16. AUDIT COMMITTEE INFORMATION	53

16.1 Audit Committee Charter	53
16.2 Composition of the Audit Committee	53
16.3 Relevant Education and Experience	53
16.4 Pre-Approval Policies And Procedures	53
16.5 External Auditor Services Fees	54

ITEM 17. ADDITIONAL INFORMATION	54

APPENDIX A	55

ITEM 1. PRELIMINARY NOTES
1.1 Glossary
The following is a glossary of some of the technical terms used in this annual information form (the “AIF” or the “Annual Information Form”).

TERM	DESCRIPTION
alteration	Any change in the mineralogic composition of a rock that is brought about by physical or chemical means.

Archean	Oldest rocks of the Precambrian Era, older than about 2,500 million (2.5 billion) years.

assay	Analysis to determine the presence, absence or quantity of one or more chemical components.

biotite	Generally dark coloured iron, magnesium and potassium rich mica.

carbonate	Rock composed principally of calcium carbonate (CaCO3).

claim (mineral)	The area that confers mineral exploration rights to the registered holder under the laws of the governing jurisdiction.

chlorite	A green platy iron-magnesium rich metamorphic mineral.

cut (and uncut)	Assays are ‘cut’ or reduced to a lower consistent value in order to avoid the possibility of infrequent higher grade assays skewing the average grade which otherwise produce inconsistent results. If assays are ‘uncut’ such higher grade assays are included.

cut-off grade	The lowest grade of mineral resources considered economically exploitable under the described circumstances. The cut-off grade is used in the calculation of reserves in a given deposit.

cyanidation	A milling process, using hydrogen cyanide, to extract gold from the crushed host rock.

Detour Lake Project	The location of the Detour Lake gold deposit which is where the current mineral resource is contained and is the subject of a feasibility study.

dyke	Tabular body of igneous rock crosscutting the host strata at a high angle.

fault	A fracture in a rock along which there has been relative movement between the two sides either vertically or horizontally.

footwall	The wall or rock on the underside of a vein or ore structure.

TERM	DESCRIPTION
gabbro	Coarse grained mafic intrusive rock composed mainly of plagioclase and pyroxene and commonly olivine.

geophysics	Study of variations in the values of the physical parameters of the earth by quantitative methods. Commonly the study of gravitational, magnetic, electrical and radioactive properties.

greenstone	Field term for any slightly altered usually basic volcanic igneous rock.

greenstone belt	Area underlain by metamorphosed volcanic and sedimentary rocks, usually in a continental shield.

hanging wall	The wall or rock on the upper side of a vein or ore deposit.

intrusive	Said of an igneous rock that invades older rocks.

mafic	Igneous rocks composed predominantly of dark, magnesium and iron-rich minerals.

magnetic survey	Geophysical survey technique which measures variations in the earth’s magnetic field caused by variations in rock type or geologic structures.

metallurgical	The science and technology of extraction of metals from their ores and the refining of metals.

mill	A plant in which ore is treated for the recovery of valuable metals, or the concentration of valuable minerals into a smaller volume for shipment to a smelter or refinery.

mineralization	The concentration of metals and their chemical compounds within a body of rock.

NSR	Net Smelter Royalty — Royalty based on the actual gold sale price received usually less certain costs of refining at an off-site refinery.

ore	A mixture of minerals and gangue from which at least one metal can be extracted at a profit.

patent	A patented mining claim (patent) is a grant from the Crown for a parcel of land in fee simple or for a less estate and includes leasehold patents and freehold patents. A patented mining claim may include the surface rights and/or the mining rights and is required in order to produce a mineral product for sale.

pillowed	Volcanic rocks that have formed a bulbous or pillowed shape caused by cooling of magma when cooled quickly in water.

pit optimization	Pit optimization with the Lerchs-Grossman (LG) Algorithm are done with software programs, such as Whittle. In particular, the Whittle program is based on the Lerchs-Grossman (LG) algorithm to generate optimized pit shells to maximize the recovery of the mineral resources as well as the return on

TERM	DESCRIPTION
investment for an open-pit base mining project. The LG is a pit optimization algorithm widely used in the mining industry.

pyrite	Iron sulphide (FeS2).

pyrrhotite	A magnetic iron sulphide material.

recovery	The proportion of valuable material obtained during the mining or processing. Generally expressed as a percentage of the material recovered compared to the total material present.

shear	The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.

strike	Direction or trend of a geologic structure.

stripping	The process of removing overburden or waste rock to expose ore.

sulphide	A mineral in which one or more element is found in combination with sulphur.

tailings	Material rejected from a mill after the recoverable valuable minerals have been extracted.

ultramafic	Igneous rock consisting of ferro-magnesium minerals (olivine and pyroxene) and containing virtually no quartz or feldspar.

vein	A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz /a small vein or cluster of veins.

volcanic	Originating from volcanic activity.
1.2 Notice Regarding Forward Looking Information
This Annual Information Form of Detour Gold Corporation (“Detour Gold” or the “Company”) contains certain forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”). Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.
Specifically, this AIF includes forward-looking statements regarding:
•	the Company’s intent to advance the Detour Lake Project towards the development stage, including the Company’s strategies and objectives with respect to the Detour Lake Property, and specifically the Mine Option Property;

•	the Company’s planned drilling program and feasibility study for 2008 and the continuation of exploration programs on the Detour Lake Property;

•	the Company’s estimate of the quantity and quality of its mineral resources;

•	the acquisition of additional mineral properties by the Company;

•	the price of gold and price volatility of gold;

•	the ability of the Company to obtain all government approvals, permits and third party consents in connection with the Company’s exploration and development activities;

•	the Company’s estimates of any reclamation obligations that would be assumed in connection with the exercise of the Mine Option by the Company prior to completion of reclamation by Goldcorp Canada Ltd.;

•	the Company’s future exploration, capital and operating costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations; and

•	general business and economic conditions.
Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. These risks, uncertainties and other factors include, but are not limited to, gold price volatility, changes in equity markets, the uncertainties involved in interpreting geological data, increases in costs, exchange rate fluctuations and other risks involved in the gold exploration and development industry, as well as those risk factors listed in Item 4.4 – “Description of Business — Risk Factors”. Readers are cautioned that the forgoing list of factors is not exhaustive of the factors that may affect the forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this AIF. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions:
•	financing for the Company’s exploration and development activities will be available when needed and on terms satisfactory to the Company;

•	the Company will be able to attract and retain skilled staff, and will maintain good relations with its staff;

•	the Company’s exploration and development activities on the Detour Lake Property will proceed in accordance with the Company’s current timetables;

•	certain consumables and services will be available to the Company when needed and on terms satisfactory to the Company;

•	the Company’s resource estimates, and the geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral resources) and operational and price assumptions on which the resource estimates are based, are accurate; and

•	general business and economic conditions will be substantially similar to current conditions.
Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.
All information contained herein is current as at December 31, 2007, unless otherwise indicated.
1.3 Cautionary Note to U.S. Readers
This AIF uses the terms “measured resources”, “indicated resources” and “inferred resources”. The Company advises readers that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”)), the United States Securities and Exchange Commission does not recognize them. Readers are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, “inferred resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies, except for a Preliminary Assessment as defined under NI 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.
1.4 Currency and Metric Equivalents
The Company’s accounts are maintained in Canadian dollars and all dollar amounts herein are expressed in Canadian dollars unless otherwise indicated.
The following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	hectares	0.405

Feet	metres	0.305

Miles	kilometres	1.609

tons (2000 pounds)	tonnes	0.907

ounces (troy)/ton	grams/tonne	34.286
1.5 Resource Categories (Classifications) Used in this AIF
The classification of mineral resources and mineral reserves used in this AIF conforms with the definitions provided in the final version of NI 43-101, which came into effect on February 1, 2001, as revised on December 11, 2005. The guidelines adopted by the Council of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM Standards”) were followed in arriving at the classifications in this AIF. The relevant definitions for the CIM Standards/NI 43-101 are as follows:
A “mineral resource” is a concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.
An “inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
An “indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A “measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
A “mineral reserve” is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.
A “probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
A “proven mineral reserve” is the economically mineable part of a measured mineral resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
Mineral resource classification is based on certainty and continuity of geology and grades. In most deposits, there are areas where the uncertainty is greater than in others. The majority of the time, this is directly related to the drilling density. Areas more densely drilled are usually better known and understood than areas with sparser drilling.
ITEM 2. CORPORATE STRUCTURE
The Company was incorporated on July 19, 2006 as 6600964 Canada Inc. pursuant to the Canada Business Corporations Act. Pursuant to articles of amendment filed on August 21, 2006, 6600964 Canada Inc. changed its name to Detour Gold Corporation and removed its private company restrictions.
The Company’s principal business is the acquisition, exploration and development of mineral properties. Concurrent with the closing of the Company’s initial public offering (“IPO”) on January 31, 2007, the Company purchased the Detour Lake Property from Pelangio Mines Inc. (“Pelangio”).
The Company’s registered and head office is located at 200 Bay Street, Suite 2040, Toronto, Ontario, M5J 2J1.
The Company has no subsidiaries.

ITEM 3. GENERAL DEVELOPMENT OF THE BUSINESS
3.1 History of the Company
The Company was incorporated on July 19, 2006, to acquire the Detour Lake Property and on August 21, 2006, the Company executed an asset purchase agreement with Pelangio, which was subsequently amended on September 21, 2006, October 4, 2006 and January 8, 2007 (as amended, the “Purchase Agreement”) whereby the Company agreed to acquire the Detour Lake Property from Pelangio (the “Acquisition”).
On October 23, 2006, the Company completed a private placement of 5,000,000 subscription receipts (the “Private Placement”) at $2.00 per subscription receipt for gross proceeds of $10,000,000. Each subscription receipt (a “Subscription Receipt”) entitled the holder thereof to acquire one common share of the Company (a “Common Share”). The Subscription Receipts were automatically exchanged for Common Shares upon the closing of the IPO.
On January 31, 2007, the Company completed its IPO of 10,000,000 Common Shares that were listed on the Toronto Stock Exchange (the “TSX”). The shares were issued at a price of $3.50 per share for total gross proceeds to the Company of $35,000,000.
On January 31, 2007, the Company completed the Acquisition.
3.2 Overview of Operations
The principal business of the Company is the acquisition, exploration and development of mineral properties. Detour Gold’s exploration activities are concentrated on the Detour Lake Property, located mainly in northern Ontario, where diamond drilling and feasibility study work is currently underway.
3.3 Significant Acquisitions and Financing
3.3.1 Purchase Agreement
Pursuant to the Purchase Agreement, the Company acquired all of Pelangio’s property, assets and rights used in connection with, or relating to, the Detour Lake Property. The Detour Lake Property consists of various claims in the Lower Detour Lake and West of Sunday Lake areas in Ontario, and Massicotte Township, Québec, including claims (Block A) that are currently subject to an option agreement in favour of Trade Winds Ventures Inc. (“Trade Winds”). The Detour Lake Property also includes the Detour Lake mine property (the “Mine Option Property”) which the Company has an option (the “Mine Option”) to acquire from Goldcorp Canada Ltd. (“Goldcorp”). As part of the Acquisition, the Company acquired all applicable contracts, geological data, technical reports, feasibility studies, core samples, licenses, permits, property, plant, equipment and fixed assets located on, or relating to, the Detour Lake Property and assumed certain liabilities related to the Detour Lake Property.
The Acquisition closed on January 31, 2007, with the following consideration paid by the Company to Pelangio:
(a)	20,000,000 Common Shares; and

(b)	$5,000,000 cash (of which a $1,000,000 deposit was paid on August 30, 2006 and the remaining $4,000,000 was paid on January 31, 2007).

In addition, pursuant to the Purchase Agreement, the Company had agreed to fund a work program of up to $2.5 million, with respect to the exploration and development of the Detour Lake Project from August 21, 2006 to January 31, 2007.
The Company filed a Form 51-102F4 – Business Acquisition Report in respect of the Acquisition on May 1, 2007.
3.3.2 Financing
On February 21, 2008, the Company completed a brokered private placement with a syndicate of underwriters led by BMO Capital Markets. The Company issued a total of 4,000,000 special warrants (“Special Warrants”) at a price of $16.30 per Special Warrant, for aggregate gross proceeds of $65,200,000. The net proceeds of this financing will be used primarily to fund the exploration and development of the Detour Lake Project. Each Special Warrant is exercisable by a holder thereof into one Common Share without payment of any additional consideration and without any further action on the part of the holder until 5:00 p.m. (Toronto time) on the earlier of: (i) the third business day after the date on which a receipt for the final prospectus of the Company qualifying the distribution of the Common Shares issuable on exercise of the Special Warrants has been issued by the last of the securities regulatory authorities in each of the offering jurisdictions in Canada within which purchasers of Special Warrants reside; and (ii) June 23, 2008; at which time each Special Warrant not previously exercised by the holder thereof shall be automatically exercised into one Common Share without payment of any additional consideration and without any further action on the part of the holder.
3.4 Trends
Following the completion of the Acquisition and IPO, the Company’s main focus continued to be the exploration and development of the Detour Lake Project. The Company may continue to negotiate and acquire additional mineral properties, which may be located in Canada or elsewhere. Also, depending upon the Company’s ability to obtain necessary funding to conduct exploration and development activities on its mineral properties and upon the results of its exploration activities, the Company may consider “farming-out”, disposing or abandoning any or a portion of these properties. The financing, exploration and development of any properties the Company proposes to acquire will be subject to a number of factors including the price of gold or other minerals, applicable laws and regulations, political conditions, currency fluctuations, the hiring of qualified people and obtaining necessary services in jurisdictions where the Company operates. The current trends relating to these factors could change at any time and negatively affect the Company’s operations and business.
The Company’s future profitability depends upon the world market price of gold. Gold prices have been increasing over the past three years. The annual average gold price increased from US$410 per ounce in 2004 to US$445 per ounce in 2005, and although there was some volatility in late 2006, the average price over the year – US$604 per ounce – was still a substantial increase from 2005. The gold price averaged US$695 per ounce during 2007 and closed at US$836.50 on December 31, 2007. The closing gold price on March 20, 2008 was US$925.75.
ITEM 4. DESCRIPTION OF BUSINESS
4.1 Business Objectives
The Company’s principal business is the acquisition, exploration and development of mineral properties. The Company acquired the Detour Lake Property concurrently with the closing of the IPO on January 31,

2007. The Company intends to use existing working capital to advance the Detour Lake Project towards the development stage. A feasibility study is underway and is expected to be completed by the end of 2008. The Company continues to evaluate potential opportunities that would increase shareholder value.
4.2  Employees
As at December 31, 2007, the Company employed a total of 23 people. As at March 20, 2008, the Company had 32 employees.
4.3  The Detour Lake Property
The Detour Lake Property
The Company’s only mineral property is known as the Detour Lake Property. The NI 43-101 technical report on the Detour Lake Project located on the Mine Option Property dated January 25, 2008 prepared by Michael W. Kociumbas, B. Sc., P.Geo., Senior Geologist and Vice-President; Rick Risto, M.Sc., P.Geo., Senior Associate Geologist; Kurt Breede, P.Eng., Director, Marketing and Technical Services and Dorota el Rassi, P.Eng., Geological Engineer of Watts, Griffis and McOuat Limited (“WGM”), Consulting Geologists and Engineers offers a description of the Detour Lake Project (the “WGM Report”). The WGM Report summarizes the results of an audit of the mineral resource estimate completed by Thon Consulting (“Thon”) of Smithers, British Columbia in November 2007 for the Detour Lake Project. Much of the following description of the Detour Lake Project is derived from, and based upon, the WGM Report. Further details with respect to the Detour Lake Project are set forth in the WGM Report, which is available on SEDAR at www.sedar.com.
4.3.1 Property Description and Location
(i) General
The Detour Lake Property is located mainly in northeastern Ontario, approximately 200 kilometres northeast of Timmins and 140 kilometres northeast of Cochrane.
The 241 square kilometres property forms one contiguous group in the District of Cochrane, with a small group of claims located in Massicotte Township, Québec. The Detour Lake Property includes the Mine Option Property and certain exploration properties (the “Detour Exploration Lands”) that surround the Mine Option Property. The Detour Lake Project, the focus of the Company’s exploration activities, is located on the Mine Option Property. The Detour Exploration Lands include Blocks A, B, C, D and E, claims that were staked (“Staked Claims”) and claims purchased by the previous owner, Pelangio (“Purchased Claims”) (Figure 1 and Table 1).
TABLE 1. SUMMARY OF THE DETOUR LAKE PROPERTY

					Area
Description	Staked	Leased	Patent	Total	Acres	ha

Purchased Claims	10			10	4,360	1,744
Block A		3		3	2,440	976
Block A North	4			4	880	352
Blocks B through E	136	50		186	17,230	7,856
Mine Option Property		10	25	35	7,680	3,072
Staked Claims	53			53	25,000	10,096

Total All Blocks	203	63	25	291	57,590	24,096

The Mine Option Property is located approximately 12 kilometres west of the Ontario-Québec border. The site is centred at a latitude and longitude of approximately 50o00’ north and 79o40’ east (National Topographic System, Map Sheet 32L/4). The Mine Option Property includes the site of the former Detour Lake mine, an open pit and underground mining operation (the “Mine Site”) which produced gold between 1983 and 1999. It consists of 10 registered leasehold mining claims and 25 patented claims totalling 7,680 acres (3,072 hectares) owned by Goldcorp. The critical deposit claims, the campsite and airstrip are held as patents. The approximate dimensions of the Mine Option Property are 11 kilometres east-west and five kilometres north-south. The outer boundaries are surveyed and marked by a series of survey points located along the outer perimeter.
FIGURE 1. DETOUR LAKE PROPERTY
(ii) Property Agreements
Purchase Agreement with Pelangio
Detour Gold was incorporated on July 19, 2006 to acquire the Detour Lake Property and on August 21, 2006, the Company executed the Purchase Agreement with Pelangio, whereby Detour Gold agreed to acquire the assets constituting the Detour Lake Property from Pelangio, subject to satisfaction of certain conditions set out in the Purchase Agreement. All conditions set out in the Purchase Agreement, including the completion of the IPO, were fulfilled on January 31, 2007 and the titles held by Pelangio to the Detour Lake Property were transferred to Detour Gold.
Detour Gold acquired all of Pelangio’s property, assets and rights used in connection with, or relating to, the Detour Lake Property. As part of the Acquisition, the Company acquired all applicable contracts, geological data, technical reports, feasibility studies, core samples, licenses, permits, property, plant, equipment and fixed assets located on, or relating to, the Detour Lake Property and assumed certain liabilities related to the Detour Lake Property. The Acquisition closed on January 31, 2007, with Detour Gold issuing to Pelangio 20,000,000 Common Shares and paying the balance owing of the $5,000,000 cash consideration. In addition, pursuant to the Purchase Agreement, Detour Gold funded an approved work program, budgeted at up to approximately $2.5 million, with respect to the exploration and development of the Detour Lake Project for the period August 21, 2006 to January 31, 2007. Detour Gold must incur, or have joint venture partners incur, exploration expenditures of approximately $403,600 on an annual basis to maintain the Detour Lake claims in good standings in accordance with the mining laws of Ontario. The Company is currently up to date with respect to these expenditures.
Mine Option Property
In May 2000, by way of statutory plan of arrangement, Marl Resources Corp. (predecessor to Pelangio) acquired substantially all of the assets of Pelangio-Larder Mines, Limited (“Pelangio-Larder”). Those assets included Pelangio-Larder’s interest in a joint venture agreement dated December 10, 1998 (the “Detour Lake Joint Venture Agreement”) with Franco-Nevada Mining Company Limited (“Franco”), predecessor in title to Newmont Mining Corporation of Canada Limited (“Newmont”).
In December 1998, Pelangio-Larder and Franco (the “Detour Lake Joint Venture”) acquired the Mine Option from Placer Dome (CLA) Ltd. (“Placer”) (now Goldcorp) pursuant to an option and access agreement between the Detour Lake Joint Venture and Placer dated December 10, 1998 (the “Option and Access Agreement”).
On January 31, 2007, Pelangio assigned its rights under the Option and Access Agreement to Detour Gold in accordance with the terms and conditions of the Purchase Agreement.
Pursuant to the Option and Access Agreement, Detour Gold has the option to acquire the Mine Option Property upon making a payment of $400,000 to Goldcorp at any time on or before the expiry of 120 days from the date of completion by (and to the satisfaction of) Goldcorp of all necessary rehabilitation and reclamation work pursuant to any closure plan in respect of the Mine Option Property and on condition that such work is completed in full compliance with the then existing and applicable laws, except any ongoing monitoring and routine maintenance obligations imposed by the Director of Mine Rehabilitation. The final completion date for this rehabilitation and reclamation is subject to the satisfaction of the Ontario Government pursuant to the closure plan (the “Mine Closure Plan”) filed by Placer in January 1995 with the Director of Mine Rehabilitation, Ministry of Northern Development and Mines (“MNDM”). Pursuant to the Option and Access Agreement, Detour Gold has the right to conduct exploration on certain portions of the Mine Option Property that does not, in the sole discretion of Goldcorp, require rehabilitation or reclamation work by Goldcorp prior to the date of payment of the $400,000 referred to above, provided that reasonable prior notice is given to Goldcorp and such exploration does not unduly interfere with or disrupt such rehabilitation and reclamation work and provided Detour Gold otherwise complies with the requirements of the Option and Access Agreement related to such exploration work.
In December 1998, the Detour Lake Joint Venture also acquired certain parts of the Detour Exploration Lands surrounding the Mine Option Property pursuant to an assignment of the letter agreement dated as of September 28, 1998 between Pelangio-Larder and Placer (the “Placer Letter Agreement”).
Certain parts of the Detour Exploration Lands acquired from Placer under the Placer Letter Agreement are subject to the retention of a 1% NSR by Goldcorp. Pursuant to the Option and Access Agreement, if the Mine Option is exercised, the Mine Option Property will be subject to the retention of a 1% NSR by Goldcorp. As more particularly described under the heading “Purchase of Newmont’s 50% interest in the Detour Lake Joint Venture”, the Company has the right to purchase each of these NSRs from Goldcorp for $1,000,000 each.

Purchase of Newmont’s 50% interest in the Detour Lake Joint Venture
Pursuant to a purchase and sale agreement dated May 15, 2002 between Newmont and Pelangio (the “Joint Venture Purchase and Sale Agreement”), Pelangio completed the purchase of all of Newmont’s interest in the Detour Lake Joint Venture Agreement, subject to the retention of a 2% NSR by Newmont on the Mine Option Property and on certain claims staked by Pelangio (Blocks A to E).
Included in the property interest purchased pursuant to the Joint Venture Purchase and Sale Agreement were the rights to purchase, each for $1,000,000, Goldcorp’s 1% NSR on the Mine Option Property and Goldcorp’s 1% NSR on certain parts of the Detour Exploration Lands.
On January 31, 2007, Pelangio assigned its rights under the Joint Venture Purchase and Sale Agreement to the Company in accordance with the terms and conditions of the Purchase Agreement.
Purchase of the Purchased Claims
In June 2002, Pelangio purchased the Purchased Claims from a prospector subject to the retention of a 2% NSR by the selling prospector. On January 31, 2007, Pelangio assigned its interest in the Purchased Claims to the Company in accordance with the terms and conditions of the Purchase Agreement.
Option to Trade Winds on Block A
In September 2003, Pelangio granted Trade Winds an option to acquire a 50% interest in Block A, located a few kilometres northwest of the Detour Lake Project. Under the terms of the agreement dated September 18, 2003 (the “Trade Winds Agreement”), Trade Winds’ right to acquire a 50% interest in Block A is subject to a staged payment of cash and shares to Pelangio and the completion of an exploration commitment of $7,500,000. Trade Winds completed its earn-in commitment in mid-2006. Trade Winds filed a technical report prepared by Golder Associates Ltd. (“Golder”) dated December 8, 2006, entitled “Technical Report, Mineral Resource Estimate – Detour Lake Property, M Zone Gold Deposit, Block A, Porcupine Mining Division, Province of Ontario” (the “Golder Report”). In the Golder Report, Trade Winds announced a NI 43-101 compliant indicated mineral resource comprising 14.2 million tonnes with an average grade of 1.77 grams Au/t and an inferred mineral resource of 24.8 million tonnes averaging 1.88 grams Au/t. Pelangio had advised Detour Gold that other than the press release of Trade Winds dated October 27, 2006 in respect of a new mineral resource estimate and the Golder Report, it had not received any data or analysis in respect of the Trade Winds mineral resource estimate and had not independently verified the accuracy of the mineral resource estimate.
On January 31, 2007, Pelangio assigned its rights under the Trade Winds Agreement to Detour Gold in accordance with the terms and conditions of the Purchase Agreement. Subsequently, expenditures by Trade Winds were reviewed and accepted by Detour Gold. The Trade Winds Agreement provided that the parties execute a joint venture agreement upon the fulfillment of Trade Winds’ earn-in commitments thereunder. Such formal joint venture agreement is still subject to negotiations as of the date of this AIF.

Summary of NSR Obligations
To summarize, the Detour Lake Property is subject to the following NSR obligations:

	NSR		Buy-out
Property	Amount	NSR Holder	Option

Blocks A through E except Block A North	1%	Goldcorp	$1,000,000
Blocks A through E	2%	Newmont	none
Mine Option Property	1%	Goldcorp	$1,000,000
(if the Mine Option is exercised)
Mine Option Property	2%	Newmont	none
Purchased Claims	2%	Individual Prospector	none

(iii) Environmental Issues
In January 1995, Placer filed the Mine Closure Plan with the Director of Mine Rehabilitation of MNDM. The Mine Site was officially closed in July 1999 and the underground workings and open pit were allowed to flood. The Mine Site is currently in the process of being rehabilitated according to the Mine Closure Plan.
Work associated with the Mine Closure Plan continues to be progressed by Goldcorp. All of the major buildings and infrastructure, including power lines, have been removed. The primary focus of work at this time is environmental and physical stability monitoring and re-vegetation of the tailings beach.
All responsibility for environmental liabilities and implementation of the Mine Closure Plan lies with Goldcorp. Pursuant to the Option and Access Agreement, Goldcorp may consent to allow Detour Gold to conduct ongoing exploration, as long as such exploration does not interfere with Goldcorp’s closure implementation work and provided that damages resulting from exploration by Detour Gold are repaired by Detour Gold.
It is not yet known when final closure of the site will be complete. Although there are no major known environmental issues that would prohibit start up of a new mining project in the future, there are no guarantees that all necessary permits would be attainable by Detour Gold.
Exercising the Mine Option by the Company before the reclamation is completed could result in Detour Gold assuming reclamation obligations under the Mine Closure Plan. The Company’s management understands that physical reclamation in accordance with the Mine Closure Plan is substantially complete. In 2006, Detour Gold retained Klohn Crippen Berger Ltd. (“KCBL”) to carry out an independent review of the Mine Closure Plan and cost estimate. In 2007, Detour Gold retained KCBL to prepare an updated Mine Closure Plan and cost estimate. A draft Mine Closure Plan Amendment was issued to Detour Gold in October 2007. Since then, KCBL has reviewed long term monitoring costs and tailings dust control costs, and issued a revised draft cost estimate in January 2008. Detour Gold has provided Goldcorp with the documents for review and comment.
The estimated cost to complete the reclamation of the Mine Site, in accordance with the current draft Mine Closure Plan Amendment, is subject to review by Goldcorp and MNDM. The Company’s management estimates the cost to complete the reclamation of the Mine Site to be approximately $2.5 million to $5.0 million. Actual costs depend on many factors which can change over time, including site and market conditions at the time construction or the monitoring work is carried out.
Should the Company develop the Detour Lake Project, it may not complete all tailings beach reclamation obligations in the event that the existing tailings area is used as a start-up facility for the Detour Lake Project. Should the Company exercise the Mine Option, Detour Gold would file an amended mine closure plan as per the 2007 site condition with the MNDM. If a mine is to re-open, Detour Gold would have to file a new closure plan to reflect the scope of the new mine once a positive feasibility study has been completed.
(iv) First Nations Issues
Detour Gold has commenced consultations with both the Moose Cree First Nation and the Taykwa Tagamou Nation respecting its plans for the Detour Lake Project. Detour Gold is not aware of any aboriginal land claims having been formally asserted or any legal actions relating to aboriginal issues having been instituted with respect to the Detour Lake Property. However, the Moose Cree First Nation have indicated that there is a need to consult and engage with aboriginal communities respecting the project. There can be no assurance that treaty or aboriginal rights will not be asserted during the course of the consultations.
(v) Location of Major Features
Most of the known mineralization and the current mineral resources at the Detour Lake Project are located in the area of the Mine Site, immediately west of the former open pit. The shaft for the former underground mine is located approximately 250 metres west and 150 metres north of the former open pit. The tailings pond, located approximately 2 kilometres east-northeast of the former open pit, is currently holding approximately 10.4 million tonnes of tailings from the former mining operation. The ultimate capacity of the existing tailings facility is approximately 22.0 million tonnes. Also located at the site are two stockpiles containing approximately 12.8 million tonnes of waste rock generated from past mining activities and two additional stockpiles containing approximately 3.8 million tonnes of overburden till.
(vi) Permits
Work activities on the Detour Lake Project are only in the advanced exploration stage, and as such no governmental permits are required for such purposes.
Detour Gold may only engage in exploration activities on the Mine Option Property that are permitted under the Option and Access Agreement, until the Company either exercises the Mine Option and acquires the Mine Option Property, or obtains Goldcorp’s consent to any additional activities. Detour Gold has received permission from Goldcorp to conduct its 2008 drill exploration program on the Mine Option Property. No assurances can be given that Goldcorp will consent to any additional activities or consent on terms acceptable to Detour Gold.
4.3.2 Accessibility, Climate, Local Resources, Infrastructure and Physiography
(i) Accessibility
The Mine Option Property is easily accessible by the Detour Lake mine road, an extension of Highway 652 north. The first 130 kilometres on Highway 652 is paved surface, followed by 35 kilometres of well maintained gravel surfaced road to the project site. The site is also accessible via a 1,600 metre gravel airstrip that is in excellent condition. Placer used this airstrip prior to 1991 to fly-in and fly-out its employees. The Mine Option Property is located 140 kilometres northeast of Cochrane, Ontario.
(ii) Climate
The climate at the Detour Lake Project is characterized by long, cold and dry winters and warm, moderately humid summers. The temperature normally varies between -25°C and 32°C. Annual precipitation is approximately 800 millimetres, 68% being from rainfall and 32% from snowfall. Prominent winds in the area are from the northwest to north, especially during the winter.

(iii) Local Resources and Infrastructure
The current infrastructure consists of an exploration camp located next to Sagimeo Lake, near the site of the original camp operated by Placer. The camp is capable of accommodating up to 50 people. A diesel generator supplies power for current work and fresh water is available in two bored wells. Skilled labour is readily available in the nearby towns of Cochrane, Iroquois Falls, Timmins and Kirkland Lake.
(iv) Physiography
The Mine Option Property is relatively flat, with maximum relief of about 30 metres, and is located close to the Hudson Bay Lowlands. There is very little bedrock outcrop and large areas of the property are overlain by thick accumulations of glacial material that includes till and glaciofluvial material (poorly sorted sand with lenses of gravel). Approximately 30% of the property is covered by muskeg swamp, which can be up to 1.5 metres in thickness. Drainage in the area is generally very poor.
4.3.3 History
In 1974, Amoco Petroleum Ltd. (“Amoco”) commenced exploration activities on the Mine Option Property with regional airborne geophysical surveys, as well as ground CEM (Crone electromagnetic), Radem and magnetometer surveys. These surveys achieved immediate success with the identification of a 2 kilometre long input anomaly with strong magnetic coincidence, which was originally named the “Detour 38 Anomaly”. In October 1974, Amoco drilled the first hole into the central portion of the Detour 38 Anomaly and intersected several interesting zones, including a 9 metre section containing 10-15% pyrrhotite and up to 1% chalcopyrite within a quartz vein system that would eventually be called the Main Zone.
In 1975, a major exploration drilling program was undertaken, including the completion of over 47,444 metres of surface drilling, construction of a decline to the 120 metre level and underground drilling and sampling along this level. A winter road was also built from La Sarre, Québec. The results of this work successfully confirmed the presence of a significant gold deposit, which was estimated by Amoco to host 9.5 million tons at 0.207 oz/t (cut to 1 oz/t), or 0.265 oz/t (uncut), to a depth of 545 metres (1). Despite this, a feasibility study carried out by Lummus Company of Canada Limited between 1976 and 1978 indicated negative results that prompted the joint venturing of the property to Campbell Red Lake Mines (“Campbell”) and Dome Mines Ltd. (“Dome”). Campbell and Dome would each become 25% stakeholders in the property and Campbell would be the operator.
Between 1979 and 1982, Campbell completed additional surface and underground drilling, channel and grab sampling and a new resource estimate indicating a combined underground and open pit operation of 27.7 million tonnes grading 3.88 grams Au/t (1). A decision was taken to commence open pit mining at a rate of 2,000 tonnes per day and gradually replacing this with underground production over a five year time frame.
In 1983, open pit mining started but no reports, plans or production data related to the sampling, reserve and resource estimates or open pit mining have been located to date. From 1983 to 1987, open pit production totaled 3.0 million tonnes grading 3.25 grams Au/t (313,070 ounces). Approximately 1.6 million tonnes grading 1.40 grams Au/t (70,652 ounces) was blended with underground ore between 1986 and 1998. The information in this paragraph is partially derived from the NI 43-101 technical report prepared by Kallio dated September 21, 2006 (the “2006 Technical Report”).

[1]	These resource figures were not prepared under NI 43-101 and should not be relied upon to conform to current standards and definitions. As such, the data should be interpreted as unclassified historical resource estimates.

In 1987, underground mining commenced, coinciding with a merger between Campbell, Dome and Placer Development to become Placer Dome Inc. Less than a year later, Placer acquired the remaining 50% of the property, which was still owned by Amoco.
From 1987 to 1999, underground production is estimated at 9.1 million tonnes grading 4.98 grams Au/t (1,464,431 contained ounces gold). The above total was attained through a combination of mining methods including longhole stoping, cut and fill stoping, shrinkage stoping and level development. In 1995, a new zone referred to as the QK zone was discovered. The operation was expanded to 3,750 tonnes per day, but detailed engineering studies proved negative. The mine started experiencing significant production and grade problems. In 1998, the open pit mining resumed for a short time, extracting 644,000 tonnes grading 2.20 grams Au/t. In July 1999, due to low gold prices and declining economics, Placer halted mining at Detour Lake and reclamation of the mine property was initiated. Since that time, most of the underground workings have become filled with water. Total production (open pit and underground) over the 17-year life of the Detour Lake mine is estimated at 1,764,986 ounces of gold from the milling of just over 14.3 million tonnes of rock at an average head grade of 3.82 grams Au/t and a mill recovery of 93.1%.
From 2004 to 2006, Pelangio drilled 127 holes (29,780 metres) directed towards a variety of exploration targets located mainly west of the former open pit mine, including the M zone near the west boundary with Block A, and the area north of Walter Lake. In May 2005, Eric Kallio, P.Geo. (“Kallio”), on behalf of Pelangio, completed a resource estimate with the concept of a combined underground and open pit mining scenario mainly for the Detour Lake Project and the extreme east portion of Block A. The cut-off grade used for the potential open pit resources was 0.65 grams Au/t, for wide underground zones was 2.50 grams Au/t and for medium width underground zones was 4.5 grams Au/t. The assumed gold price was US$425 per ounce with an exchange ratio of $0.80 US$/C$ (equivalent to C$530 per ounce) and mill recovery of 93.5%. In the mineral resource estimate, the final holes of Pelangio’s 2005 drilling program were not included. Results of the estimate were a near-surface indicated resource of 2.48 million tonnes grading 2.00 grams Au/t for a total of 159,797 ounces of gold and an inferred resource of 15.29 million tonnes grading 1.73 grams Au/t for 849,449 ounces of gold. The deep inferred resource was estimated at 8.10 million tonnes at 3.37 grams Au/t for 878,593 ounces of gold. The near-surface resource in the 2005 study was located in two main areas including the West Pit and Calcite Zone, which are located west of the former open pit. The underground resources were located within eight zones between surface and 800 metres below surface. The information in this paragraph is partially derived from the 2006 Technical Report.
In September 2006, Pelangio published an updated NI 43-101 resource which included the recent exploration work by Pelangio. Thon, under the supervision of Kallio, carried out new modeling and resource estimation. Micon International, U.K. conducted verification of pit optimizations. This resource estimate was based on the concept of a large-scale open pit mining scenario utilizing smaller scale blasts and mining equipment in at least some areas to allow the best ore selectivity possible. The estimation was conducted using Inverse Distance Cubed technique using a capping grade of 20 grams Au/t. For the optimization, assumed costs were $9.17/tonne for milling, $1.52/tonne for ore mining costs, $1.26/tonne for waste mining costs and $2.93/tonne for general and administration (“G&A”). Pit walls were projected at 45 degrees and the assumed mill recovery was 94%. The gold price and exchange ratio used for constructing the pit shells were US$450 per ounce and 1.18, respectively. All of the projected cost and recovery figures should be considered preliminary and subject to a high degree of risk. The optimization produced two separate pits, with one centred on the West Pit and one on the Calcite Zone. The revised open pit resource is shown in the table below.

Open Pit Resources Estimated using Cut Factor of 20 grams Au/t (capping)
Shown with Data from Uncut Assays for Comparison ($US450 gold price)
(September 2006)

					Contained		Contained
	Cut-Off			Grade	Gold	Uncut	Gold
Pit	Grade			cut to	Ounces	Grade	Ounces
Name	g/t	Category	Tonnes	20 g/t	Cut	g/t	Uncut
West	0.85	Indicated	20,045,000	2.14	1,379,500	2.70	1,737,000
	0.85	Inferred	30,609,000	1.82	1,788,000	2.32	2,280,000

Calcite	0.85	Inferred	4,826,500	1.60	247,650	1.94	301,234

Total	0.85	Indicated	20,045,000	2.14	1,379,500	2.70	1,737,000
	0.85	Inferred	35,435,500	1.80	2,035,650	2.27	2,581,234
The transaction with Pelangio closed on January 31, 2007. Detour Gold proceeded with exploration work on the Detour Lake Property.
4.3.4 Geological Setting
(i) Regional Geology
The Detour Lake Property is located within the northwestern portion of the Abitibi greenstone belt in the Superior Province of the Canadian Shield. It is centred on the contact of the Rocquemaure volcanic assemblages and the Porcupine sedimentary sequence. The Rocquemaure volcanic assemblage is comprised primarily of massive and pillowed mafic volcanics and minor ultramafics, while the Porcupine assemblage is comprised of a clastic sedimentary package consisting of conglomerate, greywacke and argillite. All of the above rock units are locally intruded by gabbro and diorite to quartz diorite stocks, dykes and sills. Felsic intrusives have generally been found mainly in the form of narrow rhyolite to dacite dykes and considered to be quite common within areas immediately surrounding the deformation zone.
The major structures in the area include two major east-west-trending deformation zones located on both sides of the Porcupine sediments: the Sunday Lake Deformation Zone (“SLDZ”) to the north and the Lower Detour Deformation Zone (“LDDZ”). The SLDZ is mainly located in the volcanic assemblage next to the sediments, with the bulk of the mineralization at the Detour Lake Project associated with this zone. It extends for a total distance of over 25 kilometres, from the Québec border to the Hopper Lake Stock area. The LDDZ is located approximately six kilometres south of the SLDZ and is less defined, but also appears to extend for several kilometres into the portion of the Detour Lake Property in Massicotte, Québec. Other significant faults in the area include a series of north- to northwest-trending breaks, which typically cross cut the overall stratigraphic package.
A regional overturned, isoclinal, east-west-trending syncline that dips to the north is observed on the property. The regional east-west striking penetrative foliation is considered to have been formed during a folding event associated with the creation of the Detour Lake syncline.
(ii) Property Geology
The northern part of the Mine Option Property is underlain mainly by an assemblage of mafic tholeiitic massive and pillowed flows, while its southern part is underlain predominantly by assemblages of mafic and komatiic (ultramafic) flows and volcaniclastic sediments. A deeply mylonitized and mineralized siliceous alteration zone, referred as the “Chert Marker Horizon” (“CMH”), marks the contact between these two assemblages. The CMH, along with the deeply altered ultramafic flows (talc-chlorite rock) and the chloritic greenstone unit, define the SLDZ. Sediment volcaniclastic (quartz wacke) and mafic volcanic are observed to the south of the deformation zone. All of these rocks are intruded by a variety of crosscutting felsic, intermediate and mafic units.
The volcanic flows and volcaniclastics strike mainly ESE in the eastern parts of the Detour Lake Property, E-W in the central portion and WNW in its western end. A NNW regional fault disrupts the general trend in the area of the former open pit, where a distinct flexure brings the stratigraphic orientations into a NE direction. All rock units generally dip steeply to the north (60° to 80°).
Gold mineralization is mainly concentrated in a 200 metre wide E-W oriented corridor (up to 350 metres wide locally) associated with a swarm of quartz veins in the hanging wall of the SLDZ.
The following is a brief description of the main rock types:
Massive and pillowed tholeiitic mafic flows: The area north of the SLDZ is composed of a thick assemblage of iron-rich tholeiitic mafic flows. The flows consist of predominantly massive to pillowed basaltic flows, and minor rhyolitic flows and tuffs. Massive flows dominate the area immediately north of the CMH and pillowed flows occupy the area to the north. Pillow textures are usually distinguished in altered or weathered areas; variolitic and amygdaloidal textures are also observed. The total thickness of this volcanic sequence is unknown, but estimated to be between 500 metres and 1,000 metres. Further to the west, in the Calcite Zone, carbonated hyaloclastic flows are also observed.
Chert marker horizon (CMH): The CMH is a term used mainly during the operation of the mine. This siliceous unit typically varies from 0.2 to 9 metres thick, and is a fine grained and banded siliceous-looking rock. The CMH forms a useful marker unit and has been traced over a strike length of several kilometres, from the old Campbell open pit to McAlpine Lake, but may be locally absent as a result of boudinage. The CMH is the most important structure of the deposit, especially adjacent to the roll or flexure where the past production was concentrated.
Ultramafic flows and chloritic greenstone: These units have a dark green colour and vary from 3 to 80 metres thick. The talc-chlorite unit is a sheared and altered ultramafic flow. The degree of alteration varies with the proportion of chlorite, talc, light green amphibole (tremolite-actinolite), darker hornblende and local carbonate. The lateral variation in alteration does not appear gradual or consistent. The komatiitic basalts adjacent to the chert appear less altered, but do show some chloritic and patchy potassic alteration. Coarse grained, massive and dark amphibole-rich units occur within lenses.
Volcaniclastic sediments and mafic flows: The volcaniclastics are typically 5 metres to greater than 50 metres in thickness and characterized by grey-green tuffaceous material that resemble the quartz wacke. It occurs adjacent to the komatiitic unit and may have layers of chlorite schist in the upper 10 metres. It generally alternates with the footwall mafic flow. The footwall tholeiitic mafic volcanic flows are usually located structurally within the volcaniclastic unit, but can occasionally be found in contact with the altered komatiite. Tholeiitic in composition, its fine grained texture, colour and homogenous appearance all closely resemble the hanging wall tholeiitic basalt. Where present, this unit may reach thicknesses of greater than 10 metres.
The property is intruded by numerous narrow felsic to intermediate dykes which typically measure from centimetres to tens of metres in width. The dikes encountered can have a variety of colours and textures ranging from light coloured and aphanitic to feldspar porphyritic. Intermediate dykes are less common and are predominantly fine grained and locally porphyritic. Most dykes within the mine have easterly-trends parallel or sub-parallel to stratigraphy. The dykes appear to be more numerous in the hanging wall rocks, although they are also found within the footwall rocks. Breccias have also been identified within the mine. These dyke-like structures are seen to crosscut the major volcanic lithologies and contain fragments of quartz, gneiss, granitic rocks and metavolcanic rocks in a fine grained mafic matrix. The matrix foliation of these units indicates late deformation.
All rocks have undergone upper greenschist to lower amphibolite facies regional metamorphism and are hydrothermally altered proximal to the SLDZ.
The Detour Lake Project is a shear hosted gold deposit typical of Archean deposits. The large deformation zone (SLDZ) at the main contact between volcanic flows and volcanoclastics to the south is characterized by high sulphide and copper content, especially at its upper contact along a high strain felsic dyke (referred to as the CMH). In the hanging wall of the CMH, the percentage of sulphides and copper diminishes drastically. The gold is hosted predominantly within a swarm of quartz veining, generally on the margins of quartz vein(s), that vary from a few millimetres to less than one metre thick. The gold occurs largely in a free state.
4.3.5 Mineralization
The bulk of the mineralization identified on the Detour Lake Project is located along a deformation corridor that extends over 12 kilometres, north of the CMH. The corridor within the Detour Lake Project is subdivided into three major mineralized zones: CMH, Quartz Hanging Wall Zone and SLDZ.
Additional mineralization is located in several other zones located within the nearby vicinity. The following paragraphs describe only the main zones of mineralization.
CMH (or Main Zone)
The CMH or Main Zone was the largest gold ore zone at the mine and consists of gold mineralization occurring in the CMH or in its close proximity. It was the host for the bulk of mineralization extracted during past mining and centred within a shallow southwest plunging flexure developed along the contact between tholeiitic volcanics and the komatiitic ultramafic rocks. The CMH has a higher sulphide content and copper association, as opposed to the hanging wall volcanics (see below) that are lower in both copper and sulphide mineralization.
The overall shape of the flexure is defined by a distinct zone of shearing, hydrothermal alteration and felsic to intermediate intrusion. The plunge of the zone is to the west, but varies from approximately 40º near surface to about 20º at the 560 metre level. In comparison to the Quartz Hanging Wall Zone, the CMH is characterized by a high sulphide content with a copper association.
From surface to a depth of approximately 560 metres, the zone strikes between 60º to 110º, and dips between 45º and 90º northerly, but steeply in general. The average width is typically between 5 metres and 35 metres and consists of numerous quartz veins splaying north and west off into the hanging wall. Below the 560 metre level, the average width of the CMH begins to decrease and the main flexure hosting the zone appears to start straightening out. The decrease in width and straightening of the flexure seems to be accommodated by an overall decrease in the abundance of quartz veining. When veining occurs, it appears to be more strongly stretched and boudinaged. The gold mineralization in the CMH is observed up to Section 17,500E, extending the mineralization for a distance of 3 kilometres.
In the Gap Zone, the area between sections 18,600E and 19,300E, the mineralization was defined mainly by drilling and development on the 330 metre level, suggesting that gold mineralization occurs both along the CMH, as well as in steeply dipping southwest plunging quartz zones splaying to the north.

Quartz Hanging Wall Zone
The Quartz Hanging Wall Zone consists of a swarm of steeply dipping mineralized quartz veining splaying off the Main Zone (CMH). This zone forms a 200 metres wide (locally up to 350 metres) mineralized corridor within a broad assemblage of mafic volcanics (massive and pillowed) with an overall east-west trend. The east portion of the package appears to intersect the Main Zone near the west limit of the former open pit and the centre of the main flexure. The bulk of the mineralization within the package appears to be concentrated at the contact between the massive and pillowed flows and within the potassic alteration envelope.
The richest gold mineralized zones are commonly associated with increased biotite alteration, shearing, narrow quartz veining and pyrite or pyrrhotite. Local zones of strong brecciation with sulphide infilling have also been recognized along with chalcopyrite, telluride minerals and visible gold. Visible gold is usually found as specks, clusters or fracture coatings, and its abundance may be associated with the chlorite and chalcopyrite content of the vein. Pillowed flows or hyaloclastites are the preferred hosts to mineralized zones.
The Hanging Wall Zone also includes the Calcite Zone. This sector, as defined to date, occurs over a 600 to 800 metre strike length west of 18,600E. Local observations indicate that the gold mineralization is closely associated with weak potassic and strong carbonate alteration and often contains carbonate in veinlets and quartz veins. Some mineralization appears to be closely associated with a pod of volcanic breccia. Local sulphides and visible gold also occur within veins.
The strongest gold mineralization is within the pillowed horizon, which is associated to a series of sub-vertically to arcuate deformation zones characterized by enhanced strain fabrics, well defined open space breccias, sheeted shear hosted veins and lesser extensional veins. Within these structures, pillow selvedges and vesicles are preferentially sulphidized.
SLDZ or Talc Zone
The SLDZ or Talc Zone consists of a series of zones located mainly between 19,100E and 20,400E. The zones are hosted in the highly altered footwall ultramafic flows and are more or less parallel to the CMH horizon, although locally splay off to the east and south. Felsic to intermediate intrusive dykes ranging in width from 0.3 to 25.0 metres commonly cut through the mineralization. The footwall rocks are heavily jointed and chloritic with talcose joint faces, and thus have presented ground control problems when mined in the past. Zones vary in width from 4 to 15 metres and tend to be less continuous than the Main Zone or Quartz Zones.
Large portions of certain zones appear to lie within areas of strong competency contrast between relatively hard and brittle porphyritic felsic to intermediate intrusive and soft ultramafics. On occasion, zones are terminated by an intrusive or by their convergence with another zone.
Gold mineralization in the Talc Zone occurs dominantly within chalcopyrite, pyrrhotite and pyrite along foliation planes, narrow discrete shears or strain zones and in irregular lenses. The zones also contain short deformed lenses or boudinaged veins of quartz. In some cases, it appears that the mineralization is controlled by strong fault structures containing several feet of gouge material.
The mineralization occurring within volcaniclastic and footwall mafic flow units is lensoidal and somewhat discontinuous within the footwall stratigraphy. Thus, it is possible that the mineralization either crosscuts stratigraphy or occurs on a limited scale.

4.3.6 Exploration Drilling Program
2007 Exploration Drilling Program
In 2007, Detour Gold completed 109,497 metres in 304 holes. Detour Gold’s Phase I drill program consisted of 134 holes (including 7 abandoned holes) aggregating 49,322 metres of NQ drilling (47.6 millimetre sized core) between January and June of 2007. This program focused on the West Pit area (50 drill holes), the Gap Zone (70 drill holes) and the Calcite Zone (14 drill holes).
The Phase II drill program commenced in July 2007, and as at December 31, 2007, 170 drill holes totalling 60,175 metres (including 15 abandoned holes) had been completed.
The Company utilized only the drill results from its Phase I program for the mineral resource estimate of December 2007. The primary objective of the Phase I drilling program was to expand the previous near-surface 2006 mineral resource and convert a large portion of the inferred resources to the indicated resources category. This was accomplished by completing drill testing on 40 metre by 80 metre centres (40 metre east-west and 80 metre north-south grid). The drilling was focused between surface and 350 metres below surface over a strike length of 1.5 kilometres, between 18,219 E and 19,762 E and south of 20,367 N. All holes were drilled towards the south with inclinations generally between -45º to -55º. Given that most of the mineralized zones are sub-vertical, the true thickness of most drill intersections varies from 65% to 75% of the intersection thickness.
Talbot Surveys (“Talbot”) surveyed the collar location, as well as the azimuth and inclination of the casing. If the casing was destroyed or removed, only the collar location was surveyed. Downhole surveying was initially done at 30 or 60 metre intervals by the drill company using a Flexit E-Z shot, which recorded uncorrected azimuths and inclinations. While this instrument was affected by magnetic minerals, it was for the most part adequate in determining the deviation of the drill hole while it was in progress. When the drill hole was completed, a Maxibor instrument was lowered down the hole and readings taken every 3 metres on the way back up. Once the casing had been surveyed by Talbot, the correct azimuth and inclination were entered into the Maxibor data and all downhole readings were adjusted. Several holes are missing Maxibor readings, either because the equipment was in for repair or the rods were sufficiently bent or bowed to prevent the instrument going down the hole.
In the 2006 Technical Report, Kallio described a program undertaken in 2006 to check a selection of historical drill holes for accurate location. During its site visit in December, WGM could not confirm collar locations due to extensive snow cover, however, collar and downhole survey descriptions provided by the Company were industry standard or better and appeared to be adequate.
4.3.7 Sampling and Analysis
(i) Sampling Method and Approach
All drill core was logged on site in facilities built for that purpose. All logging and sampling was conducted by employees and contractors of Detour Gold. The first 20 holes or so were logged using handwritten forms and a Microsoft Excel (“MSExcel”) spreadsheet. Observations of lithology, alteration, structure, mineralization, vein widths and angles, geotechnical data, sample number and location, etc. were recorded by the geologist and geotechnician as soon as possible after the core was brought into camp.
Eventually a Microsoft Access (“MSAccess”) database was set up which resulted in the redundancy of the handwritten forms and replaced the MSExcel spreadsheet for logging. This greatly sped up the logging procedure and included modules, which checked for recording errors and were linked to other parts of the database.
All lithologies logged were named and coded to match the historical logging on the property, which was necessary in order to have a meaningful relationship with the previous data.
Sample intervals were determined by the geologist on site and the core was marked and tagged using observations of rock type and mineralization or potential for mineralization. Most routine sampling was done on 1.0 metre lengths of core, but narrowed to 0.5 metre lengths when gold was observed or suspected. A concerted effort was made to ensure that samples were never less than 0.5 metres or more than 1.0 metre in length, but the occasional sample exceeded these boundaries.
Prior to logging, the core was rotated to ensure that the vein systems would have an unbiased sample; that is, half the vein would be sampled and half would remain. When a vein occurred such that this was not the case, the geologist would mark a cutting line on the core.
Samples were collected by a technician by sawing the NQ core in half and placing the top half of the core in new plastic sample bags along with a sample tag. A second tag was stapled to the box at the end of the sample interval while a third tag was catalogued on site. Each group of ten samples was placed in larger rice bags. Every shipment of samples comprised 80 rice bags. The paperwork for each shipment was inserted in one of the bags identified with red paint.
During its December 2007 site visit, WGM observed that logging and sampling procedures were meticulous and “general housekeeping” at the site, core shack and field office was excellent.
(ii) Sample Preparation and Assaying
Pre-2007 Drilling Programs
Sample preparation and assay methods have varied considerably since project start-up in the late 1970s and are summarized in detail in the 2006 Technical Report. Assaying has been completed at a variety of commercial labs, including Assayers Limited and X-Ral Laboratories in Rouyn, Québec, Swastika Laboratories Ltd. in Swastika, Ontario, Bondar Clegg in Ottawa, Ontario, and Chemex Laboratories in Mississauga, Ontario, but some assaying was also completed at labs such as the Dome Mine in Timmins, Ontario and during the Detour mining operation at the Detour mine assay laboratory. Crushing, pulverization and size of assay charge have also varied from half assay ton to 50 grams. Several of the programs also have included pulp and metallic assaying for certain samples observed to contain visible gold, or for samples that initially returned high grade values.
Analysis of samples from drilling by Pelangio between January 2004 and September 2004 were sent for analysis at ALS Chemex Laboratories. Routine procedures for sample preparation included dry crushing of samples to greater than 70% passing 10 mesh (2 millimetre screen), riffle splitting and pulverization of 250 gram subsamples to greater than 85% passing 75 micron screens and fire assaying of one assay ton sub-samples. Samples with visible gold were analyzed with the pulp and metallics procedure.
Analysis of samples between October 2004 and May 2005 was conducted at Accurassay Laboratories of Thunder Bay, Ontario. Initial sample preparation of samples was conducted at a facility in Kirkland Lake and final analysis in Thunder Bay. The routine procedure included crushing to 90% passing -10 mesh and then splitting of a 30 gram sub-sample and pulverizing to -150 mesh. Analysis was usually done with the fire assay technique, except for intervals containing free gold or elevated values on the initial analysis, which were done using the pulp and metallics procedure. The pulp and metallic procedure in 2004 utilized a 1 kilogram split, but was changed in 2005 to total pulverization.

The extent of the quality control programs for these analytical programs has also been highly varied, but most have included insertion of some quality control samples and preparation of duplicates.
Various reviews of sampling and assaying have been completed in the 1980s and 1990s. These programs are described in the 2006 Technical Report. Kallio, in 2005, on behalf of Pelangio, sampled archived second half core for 96 sample intervals from three historic drill programs originally completed by Amoco, Campbell and Placer in the late-1970s, through the 1980s and 1990s. Results of the re-sampling program indicated that the new samples correlate poorly and returned lower overall grade than original samples. In his report, Kallio recommended more extensive sampling and analysis.
In 2006, Kallio also conducted a program to evaluate potential differences in grade and overall distribution of assay values for past drill hole programs within a test block centred on the east end of the pillowed flow unit, immediately west of the previously defined West Pit resource (between 19,400E and 19,650E and 20,100N and 20,200N and 6,170 m elevation to 6,280 m elevation). The evaluation included data from holes drilled by Placer, Campbell, Amoco and Pelangio. All holes are collared on surface and trend from north to south at angles between 45º to 55º. The number of holes drilled by each past operator is variable, but spacing across the area is considered similar. The results of the study were compiled for three different lower grade cut-offs, 0 grams Au/t, 0.1 grams Au/t and 0.5 grams/t. Statistics were calculated using one metre composites of gold grade generated using holes from each drill program. The results included histograms and a series of tables indicating basic statistics for each dataset at cut-off grades between 0.0 grams Au/t and 0.5 grams Au/t.
Kallio stated that the results of the evaluation indicated considerable variation in statistics for each program at all cut-off grades examined, with data from Pelangio having the highest average grade and standard deviation for all cut-off grades. Placer results, followed by Campbell and Amoco, typically represented the second highest grades and standard deviations. No definitive explanation for the patterns were offered, but the discrepancies are considered at least partly due to the quality of past assay procedures, artificial capping of older data, small core size for past programs or averaging of assays prior to entry.
WGM could not explicitly validate the historic drill programs’ sampling and assay results, but noted that Kallio’s 2005 re-sampling considered too few samples to be statistically significant and results for his 2005 and 2006 validation programs were basically contradictory. WGM also noted that since Kallio’s investigations were completed, Detour Gold had received results from its Phase I drill program. With the completion of its Phase II infill drill program, any possible impact of biased historic drill results would further diminish. WGM recommended that Detour Gold seek to identify sectors in the mineral resource that are particularly sensitive to the impact of historic drilling and assaying and address these sectors with more infill drilling as required. More investigations similar to that completed by Kallio in 2005 and 2006 may also be required to evaluate and compare historic results with newer results. A limited amount of twin hole drilling has been completed, aimed at addressing these same issues, but more comparative studies and re-drilling would be required. WGM stressed that it can be a challenge to achieve a meaningful comparison of assays at Detour Lake, due to the presence of significant coarse gold particles characteristic of the mineralization.
2007 Drilling Program
Since the start of Detour Gold’s drilling activities in early 2007, samples are prepared and analysed by SGS Minerals Services (“SGS”) at its laboratory facility in Don Mills, Ontario, which is accredited to ISO/IEC 17025. Routine sample preparation (SGS Code CRU25) include crushing the entire half-core sample received at the lab to 90% passing 10 mesh (2 millimetre) and subsequent riffle split to obtain a 500 gram sub-sample. Each 500 gram sub-sample is then pulverized in a chromium steel mill to 90% passing 200 mesh (75 microns) and sub-sampled again to obtain a 50 gram pulp SGS Code (PUL46) for assaying.

Routine gold analysis is done using fire assaying with atomic adsorption finish (SGS Code FAA515). Where the gold assay obtained exceeds 10 grams Au/t, the fire assay is repeated with a gravimetric finish (SGS Code FAG505). All samples with visible gold identified during the field logging procedure and all samples returning values of 5 grams Au/t or greater on the first analysis are re-analysed using the pulp and metallics procedures (SGS Code FA-MET) using a minimum sized one kilogram split of the original 10 mesh sub-sample. For the metallics procedure, the sub-samples are screened at 150 mesh (106 microns), and then both the coarse and fine fractions (duplicate assays on the fine fraction) are completed using fire assaying with an atomic adsorption finish. Selected samples are also analysed for copper using sodium peroxide fusion and inductively coupled plasma optical emission spectrometer.
If a pulp and metallic assay is completed, this assay becomes Au-Final. Gravimetric fire assays have precedence over atomic absorption finished assays. No averages are used to compute Au-Final.
(iii) Quality Assurance/Quality Control Program/Data Verification Procedures
The 2007 Phase I quality assurance/quality control (“QA/QC”) program consisted of both field and in-laboratory components. The field components were carried out by the geological logging and sampling crew. These in-field components consisted of:
•	insertion of a coarse blank in every 40 samples;

•	insertion of a reference material in every 40 samples; and

•	insertion of a duplicate drill core sample in every 40 samples.
Following this procedure, a control sample was emplaced every 20 samples prior to shipment from site.
In-laboratory components, supplemental to SGS’s routine internal QA/QC protocols and mandated by Detour Gold included:
•	routine duplicate assays of pulps as part of laboratory QC protocols; and

•	insertion of a preparation duplicate sample — one in every 30 samples.
In addition, a check assay program was completed at ALS-Chemex in Vancouver near the end of the Phase I program on a set of pulps selected from the routine samples assayed and prepared at SGS.
The day-to-day management of the QA/QC program was conducted by Madeline Thon of Thon. Geological and sample data from the site was forwarded to Thon on a daily basis, where it was screened for errors prior to being merged into the Project Database. Any errors and omissions were reported to site personnel so that corrections could be made to the site database. Checking routines were also run on the data once inside the Project Database, and further checking was done when data was imported into Datamine for running of plans and sections and for geological modelling. Definition of QC failures for assay results was made by computing and monitoring Z-scores for the blanks and standards. When a QC failure was suspected, re-assays of the standards or blanks and immediately adjacent samples in the sequence were ordered. If the repeat assays confirmed the QC failure, then the new assays replaced the original assays in the assay database.
Analytical Solutions Ltd. was contracted by Detour to review the QA/QC program at program completion and prepare an internal report on its findings. Further details are described in the WGM Report.
Blanks and Reference Materials
There were a total of 1,332 blanks submitted to SGS during the 2007 Phase I program. This material consisted of crushed granite or garden quartz pebbles purchased from the local hardware store.

Four different certified reference materials (“CRM”) were used during the program, after Bloom. Two of these were supplied by Ore Research & Exploration Pty Ltd. (“OREAS”) and two were supplied by Rocklabs Ltd. (“Rocklabs”).
For the blanks, 96% assayed less than 0.025 grams Au/t, which was five times the detection limit of 0.005 grams Au/t. QA/QC failures for blanks were defined on the basis of assay greater than 0.06 grams Au/t. Twenty (20) samples were considered QC failures. In addition to these 20 failures, there were four cases where it was suspected that the QC codes were recorded incorrectly. Such samples were flagged as “mislabels”, where the reported assay results were similar to the assay value expected for a CRM Standard.
QC failures for the CRMs were defined on the basis of extreme values. Fourteen (14) cases were identified worthy of investigation. Investigation generally entailed the re-sampling of the suspicious Blank and/or CRM and immediately adjacent samples (3 to 5 samples in total). For each suspected QC failure, generally about four samples were requested re-assayed. A total of 189 re-assays were completed for the 2007 Phase I program and re-assays replaced originals for 96 of these cases. WGM understood that the procedure where a “mislabel” was suspected was to have the sample label rechecked. If the identity of the Standard remained questionable, then re-assays were requested.
The new assays replaced the original assays in the database if the repeat assays on the CRMs showed improved Z-scores and or relative percent difference. For many cases, the selection of samples for re-assay and assay substitution were subjective and arbitrary. No entire sample batches were re-assayed for the 2007 Phase I program. WGM suggested that Certificate Date would better serve than “Date Shipped” for the plots.
Second Half Core Sampling
The second half of drill core sample is assayed to determine the reproducibility of assays for different halves of the core and if there is any sampling bias. A total of 1,216 sample pairs were submitted for the 2007 Phase I program. Results are shown in the table below.
SUMMARY STATISTICS FOR FIRST HALF CORE
AND SECOND HALF CORE

Description

Count of Samples	1,216
Average Assay — First Half Core (g Au/t)	0.541
Average Assay — Second Half Core (g Au/t)	0.799
% Difference Between Averages	38.47

Lynda Bloom (“Bloom”) of Analytical Solutions Ltd. concluded there was no evident bias between original and duplicate halves of the drill core. Although it is true that the number of cases where the assays for the originals are higher than for the duplicate, and similarly where duplicates are higher than originals, it appears that the duplicate samples contain more gold. WGM believed this discrepancy may be due to sampling bias and suggested that Detour Gold examine its procedures carefully. Since it is the second half core that looks to be higher, the result may be conservative with respect to gold grades for any mineral resource estimate, but WGM cautioned that there may also be some cases where biased results can be of concern.
Bloom noted that there was a low range of agreement between assays for original and duplicate halves of the drill core, and that these variations were typical for gold projects. WGM agreed that the magnitude of variance between the two halves of the drill core were not unexpected and it was the consequence of various factors, including deposit type, mineralization that includes abundant coarse gold particles and the relative low grade of the resource.
Metallic Screen Assays vs. Original Fire Assay
Screen metallic assaying is an assaying strategy used to help mitigate the effects of coarse gold in samples towards obtaining more representative assays. A total of 575 samples were assayed using the metallic screen method. Samples for this method of assaying were selected in the field on the basis of visible gold being identified in the samples and/or on the basis that the routine fire assay returned an initial assay of greater than 5 grams Au/t. Results are summarized in the table below.
SUMMARY STATISTICS FOR METALLIC SCREEN AND
ROUTINE FIRE ASSAYS

Description

Count of Samples	757
Average Routine Fire Assay (g Au/t)	13.908
Average Screen Metallic Assay (g Au/t)	13.396
% Difference Between Averages	-3.75

Bloom noted, based on a comparison of routine fire assay and metallic screen assay results, that in general, the original fire assay on a 50 grams sub-sample is more likely to be higher than the metallic screen assay by a factor of 2:1. Bloom further suggested that the cause of this apparent difference is selection bias, since only samples that have high values were selected for metallic screen assay.
WGM agreed with this reasoning, and it followed that metallic screen assaying was providing more representative results than routine 50 grams fire assays, where the samples contained appreciable coarse gold. WGM noted that screen metallic assays took precedence over routine fire assays in the assay database used for mineral resource estimation, i.e., metallic screen assays replaced routine fire assay results where available, and WGM agreed that this was an appropriate protocol.
ALS Chemex Check Assay Program
In order to test and ensure the general accuracy of the assays completed at SGS, two different strategies were used: the first involved the use of the CRMs; the second involved the re-assay of a selection of SGS pulps at a second accredited laboratory – in this case ALS-Chemex. CRMs were also submitted with the sample pulps forwarded to ALS-Chemex. A total of 245 routine samples were submitted to ALS-Chemex. Results for the check assays are summarized in the table below.
STATISTICAL SUMMARY FOR CHECK ASSAYS

Description

Count of Samples	245
Average Assay SGS Original (g Au/t)	1.110
Average Assay ALS-Chemex Check Assay (g Au/t)	1.092
% Difference Between Averages	-1.64

The above illustrates that the SGS and ALS-Chemex assays are reasonably well correlated and the table shows that the average assays are similar, but the ALS-Chemex assays are in general slightly lower overall than the SGS assays. Results for the 19 CRMs sent to ALS-Chemex with the samples are summarized in the table below, after Bloom.

SUMMARY OF CRMS INSERTED WITH CHECK ASSAYS

	Number	Expected Au (g/t)		Observed Au (g/t)		% of	QC
RM	Submitted	Average	Perf. Gates*	Average	Std. Dev.	Expected	Failures

OREAS 15Pa	6	1.02	0.03	1.01	0.01	99%	2
OREAS 61Pa	7	4.46	0.13	4.43	0.17	99%	0
OREAS 10P	5	6.81	0.24	6.77	0.11	99%	2
OREAS 10Pb	1	7.15	0.19	5.81	N.A.	81%	1

* — as calculated by OREAS as Performance Gates	5
The results indicate that similar for the CRMs inserted with the samples sent to SGS, the ALS-Chemex assays on the CRMs returned gold values slightly lower than the expected certified values for the Standards.
Bloom suggested that the difference between SGS and ALS-Chemex assays may be related to differences in lower detection limits at the two labs. WGM disagreed with this explanation, based on the data provided by Bloom, which shows that even for the sample pairs with gold values more than five times the detection limit, more SGS assays are higher than ALS-Chemex assays than the reverse pattern. WGM had no explanation for the evident bias in favour of SGS, but concluded the magnitude of the difference was insignificant for the mineral resource estimate.
Data Corroboration
Information relating to past work on the Detour Lake Property was primarily obtained from data supplied to WGM by Detour Gold and Thon, as well as data reviewed and collected at the site office during WGM’s site visit on December 4 and 5, 2007.
While at the site, WGM reviewed numerous intersections of recent drill holes completed by Detour Gold. Drill core was examined and compared with drill log descriptions and representations on drill cross sections. WGM has not confirmed the locations of drill hole collars at this time, as the snow coverage was considerable during the site visit, however, WGM observed that logging and sampling was to the highest industry standards.
Ten (10) independent samples of mineralized split drill core (the remaining half) were taken for check assaying. They were bagged, sealed on site and were transported in a rice bag on the charter plane to WGM’s Toronto office by WGM personnel. On arrival at the office, the bag was opened, re-sealed and couriered to the SGS laboratory in Toronto for independent assaying. The samples were analyzed for gold, using the same analysis package offered by the lab to Detour Gold. Please see previous sections in this report for a more complete description of the SGS analytical procedures.
The WGM samples were taken as characterization samples to confirm that gold was present and the general nature/tenure of the mineralization. All samples returned gold values and WGM’s sampling results, along with those of the original assays for the same intervals, are shown in the following table:

WGM INDEPENDENT SAMPLING RESULTS

	Interval			Original	WGM
Hole	From (m)	To (m)	Sample	Au (g/t)	Au (g/t)

DG-07-011	237	237.5	49351	50.87	27.6
	239	239.5	49352	35.42	31.6

DG-07-019	291	292	49353	2.26	3.40
	292	293	49354	2.07	1.69

DG-07-058	101	102	49355	2.04	0.60
	206	207	49356	0.98	3.38

DG-07-073	254	255	49357	0.88	0.97
	255	256	49358	2.44	3.09

DG-07-119	302	303	49359	11.25	9.91
	303	304	49360	1.01	0.97

WGM’s sampling results generally corroborated those obtained by Detour Gold. The variance in assays from one half of the core to the other was typical of gold mineralization and, in particular Detour Gold deposit mineralization, where a substantial proportion of coarse gold particles are present.
WGM Comments on 2007 Phase I Sampling, Assaying and QA/QC
WGM agreed that the assay and QA/QC procedures and protocols being carried by Detour Gold site personnel, Thon and Analytical Solutions Ltd. for Detour Gold were of high quality, rigorous and appropriate, resulting in the highest quality unbiased gold assays. WGM appreciated the quality of the database and database tools being used to monitor assay quality, including the documentation of assay database changes resulting from re-assays. Despite considerable attention being directed at minimizing “mislabels” for blanks and standards, they continue to be a significant problem, with 18 defined during the Phase I program.
WGM suggested that Thon document the outcome of each attempt to verify a mislabel at the lab or in the field. WGM also suggested that procedures should be augmented by developing a written protocol to describe the procedures being employed to define QC failures and govern replacement of original by re-assays in the database. The protocols being used to define Au-Final also require proper documentation.
WGM, while agreeing that the monitoring and re-assaying of selected samples based on definition of QC failures helped to ensure confidence in the assay data, believed no real QC failures definable or fixable on the basis of the field inserted standards and blanks were identified during the program. Furthermore, WGM believed the decision to replace original assays by re-assays was too subjective and arbitrary and that the replacement assays obtained by re-assay were likely of no better quality than the original assays. WGM suggested that the efficacy and simplification of the QC screening process could be enhanced by evaluating the standards and blanks on an entire certificate basis, instead of on a sample by sample basis. WGM understood that the results for SGS’s internal standards were not being entered into the assay database where they could be evaluated. WGM believed that the internal laboratory standards could be used to advantage to supplement the field inserted Standards and Blanks.
Specific Gravity (“SG”) information for the mineral resource estimate also appeared to be rudimentary. WGM believed that new SG data needed to be collected to verify historic data. Samples should be collected from all rock types, mineralization and alteration types throughout the area of the proposed pit. WGM understood that Detour Gold already planned to go ahead with such a study and endorsed it.
4.3.8 Security of Samples
All bagged half core samples (in the large labelled rice bags) are stored in a locked room, which is overseen by at least one Detour Gold employee, in one of the trailers while awaiting shipment. The rice bags are shipped/trucked directly from the site to SGS’s laboratory in Don Mills, Ontario. The digital shipment paperwork is emailed to the laboratory responsible, and to Detour Gold’s database manager. Once the shipment arrives at the laboratory, SGS verifies all samples in the bags and emails the project site to confirm that all samples on the list were received in good order.
All archived drill core is stored on site on steel core racks. Much of the historic drill core is in deteriorating condition due to the rotting of the core trays. No complete inventory is available.
All of Detour Gold’s pulps and rejects are stored for three months at SGS storage warehouse. They are then moved to Storage Stadium, a private warehouse contracted by Detour Gold. Pelangio’s pulp and rejects are stored at the Detour Lake site in a steel container.
4.3.9 Mineral Processing and Metallurgical Testing
The former Detour Lake mill employed a single stage crushing and semi-autogenous grinding with whole ore leach and carbon-in-pulp recovery of gold. During the early years of operation, actual mill feed from the open pit was near 3 grams Au/t. Overall recoveries varied between 92% and 94%. There were no metallurgical problems with whole ore leach, with a grind in the 80% to 85% minus 74 micron range. Cyanide (CN) consumption varied from about 1.3 to 1.7 kilogram/tonne (“kg/t”) and mainly depended on the ore’s copper content and sulphide constituents. The high CN consumption was due to high copper and sulphide content in the material tested. Lead nitrate addition, at approximately 0.10 kg/t, was used to counteract the presence of sulphides and thus minimize cyanide consumption. Although the mill had a flotation circuit installed, it was never used because the copper grade was insufficient to produce a saleable copper concentrate.
In late 2007, Detour Gold initiated a metallurgical sampling program supervised by Melis Engineering as a component of a new feasibility study. The objective of the metallurgical program is to select the process flowsheet that will maximize gold recoveries. Assay rejects (2,500 in total) from the Company’s samples were collected, compiled by rock type and submitted to SGS at Lakefield for metallurgical testwork. The test program was set up with reference to the original Detour Lake mill process. With significant visible gold in diamond drill core, it is expected that gravity separation will benefit any future process flowsheet selection and will help in maximizing overall gold recovery. As such, all testwork at Lakefield will include gravity separation followed by cyanidation. Alternative processes such as flotation and cyanidation of flotation concentrate, and magnetic separation for pyrrhotite removal and cyanidation of magnetic separation tails are also included in the test program. Sample preparation and testwork started in August 2007 and results are expected by the second quarter of 2008. Metallurgical problems are not anticipated since the current deposit has a low copper content.
4.3.10 Mineral Resource Estimates
(i) Thon 2007 Mineral Resource Estimate
Thon was retained by Detour Gold in 2007 to carry out an updated categorized mineral resource estimate of the Detour Lake Project. Thon had been involved with this project since April 2006 and carried out the

2006 mineral resource estimate under the direct supervision of Kallio. This estimate is summarized in the 2006 Technical Report.
All of the information used in the Thon mineral resource estimate was obtained from Kallio as a MSAccess database in 2006 and new data had subsequently been supplied by Detour Gold and imported into a new MSAccess database.
As part of the preparation of the WGM Report, WGM reviewed Thon’s internal report for Detour Gold, which included the results of the updated mineral resource estimate, and was satisfied that the work was conducted professionally and to industry standards. Thon’s mineral resource estimate is summarized below.
DETOUR LAKE MINERAL RESOURCE ESTIMATE
(using US$575/oz Gold Price, Cut-off of 0.64 grams Au/t)
(December 2007)

Classification of mineral resources	Tonnes	Au (g/t)	Contained Ounces

Measured	19,701,512	1.93	1,221,259
Indicated	70,162,216	1.60	3,609,795

Total Measured and Indicated	89,863,728	1.67	4,831,054
Inferred	63,258,432	1.49	3,025,324

Notes:

(1)	The mineral resource estimate is reported in the WGM Report.

(2)	The mineral resources are classified as measured, indicated and inferred, and comply with the CIM mineral resource definitions referenced in NI 43-101.

(3)	Base case assumes a gold price of US$575/oz gold and US$/C$ exchange rate of $1.12.

(4)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(5)	The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured resource category.
Drill Hole Data
There are over 6,000 drill holes in the database, however, the area covered by the current mineral resource estimate contains the following number of holes and metrage:
DRILL HOLE SUMMARY

	Surface Drilling		Underground Drilling		Total
Owner	Holes	Metres	Holes	Metres	Holes	Metres

Placer Dome, et al	356	85,316.3	4,495	432,559.7	4,851	517,876.0
Pelangio Mines	60	15,844.6			60	15,844.6
Detour Gold (Phase 1)	134	49,322.0			134	49,322.0

Totals	550	150,482.9	4,495	432,559.7	5,045	583,042.6

2007 Mineral Resource Estimate Method
The mineral resource estimate is based on the concept of a large-scale open pit operating at a rate of approximately 20,000 tonnes per day. All mineral resources are contained within a Lerchs-Grossman (“LG”) optimized pit shell using mine cost parameters (see below) to generate a preliminary in-pit mineral resource that Detour Gold believes can be economically extracted. Pit walls are projected at 50 degrees. Current projection of the strip ratio is 6.1:1, based on the cut-off grade of 0.64 grams Au/tonne gold. The mineral resources within the pit are estimated assuming a minimum five (5) metre mining width. Assays are capped at 20 grams Au/t.

Assumed costs to establish the cut-off grade, based on a gold price of US$575 per ounce, are $8.25/t for milling, $1.75/t for ore mining, $1.50/t for waste mining and $2.00/t for G&A, with mill recoveries of 91%. The assumed costs are based on 2007 costs of the Pamour Mine, a 12,000 tonnes per day (“tpd”) operation. All the projected cost and recovery figures should be considered preliminary and subject to a high degree of risk.
Additional information:
▪	Raw assays were capped at 20 grams Au/t, prior to 1 metre down-hole compositing.

▪	Inverse Distance, Power of 3 (ID3) was used for the mineral resource estimate with a block size of 5x5x5 metres.

▪	Measured (0 to 7.5 metres search ellipse distance) and indicated (7.5 to 20 metres distance) categories required a minimum of three (3) holes to establish continuity. The remaining estimates (from 20 to 40 metres maximum distance) were classified as inferred.
Lerchs-Grossman Pit Optimizations
Several LG pit optimizations were generated based on different gold prices, mining/milling costs, and wall angles. A summary of pit parameters is given in the table below. Pit 501 is comparable to the US$450/oz pits used for the 2006 mineral resource estimate, based on a 10,000 tpd scenario. Pit 504 is the Base Case (US$575/oz) and Pit 501 is included only for comparison purposes.
LERCHS-GROSSMAN PIT OPTIMIZATION PARAMETERS

							Milling		Au Cut-
	Au Price	Exchange	Pit	Rec.	Waste Cost	Ore Cost	Cost	G&A Cost	off Grade
Pit	(US$)	Rate	Slope	(%)	(C$/t)	(C$/t)	(C$/t)	(C$/t)	(g/t)

501	450	1.18	45	0.94	1.26	1.75	9.17	2.70	0.85

502	450	1.12	50	0.91	1.50	1.75	8.25	2.00	0.81

503	575	1.12	45	0.91	1.50	1.75	8.25	2.00	0.64

504	575	1.12	50	0.91	1.50	1.75	8.25	2.00	0.64

505	575	1.12	55	0.91	1.50	1.75	8.25	2.00	0.64

506	700	1.12	50	0.91	1.50	1.75	8.25	2.00	0.52

Pits 502 to 506 are all assuming a 20,000 tpd scenario. For this larger tonnage scenario, waste mining costs have been raised to reflect increased fuel and mining consumables costs. Gold recoveries have also been reduced somewhat to reflect the lower cut-off grades and the expected lower grade mill feed.
The first two pits, 501 and 502, were generated by regularizing the Datamine 5 x 5 x 5 metre model blocks into 10 x 5 x 10 metre model blocks, and transferring them to Mintec’s Minesight software for LG pit runs. These two optimizations are compared to the 2006 mineral resource (at US$450/oz):

2006 US$450/oz MINERAL RESOURCES VS. 2007 US$450/oz MINERAL RESOURCES

	Gold		Measured			Indicated			Measured + Indicated			Inferred
	Price	Pit	Tonnes,	Au	Ounces	Tonnes,	Au	Ounces	Tonnes,	Au	Ounces	Tonnes,	Au	Ounces	Strip
Pit	US$	Slope	millions	g/t	(000’s)	millions	g/t	(000’s)	millions	g/t	(000’s)	millions	g/t	(000’s)	Ratio

2006	450	45				20	2.14	1,380	20.00	2.14	1,380	35.4	1.80	2,036	7.8

501	450	45	12.7	2.25	917	43.8	1.85	2,609	56.50	1.94	3,525	39.7	1.76	2,244	9.0

502	450	50	18.2	2.19	925	45.5	1.8	2,638	58.70	1.89	3,562	38.9	1.70	2,127	7.2

The comparison above shows the effect of the 2007 drilling, particularly in the “Gap Zone” between the 2006 Calcite Zone and West Pit. The new pit optimizations have joined the two former pits into one larger pit now. Pit 502 has a steeper wall slope, and therefore a lower strip ratio.
Pits 503, 505 and 506 show the sensitivity to wall angles and gold price (refer to table below). Pits 503 through 506 were designed on 5 x 5 x 5 metre model blocks, regularized up to 10 x 10 x 10 metre blocks for the LG pit runs.
MINERAL RESOURCE SENSITIVITIES FOR LG PIT OPTIMIZATIONS

	Gold		Measured			Indicated			Measured + Indicated			Inferred
	Price	Pit	Tonnes,	Au	Ounces	Tonnes,	Au	Ounces	Tonnes,	Au	Ounces	Tonnes,	Au	Ounces	Strip
Pit	US$	Slope	millions	g/t	(000’s)	millions	g/t	(000’s)	millions	g/t	(000’s)	millions	g/t	(000’s)	Ratio

503	575	45	18.2	1.92	1,127	64.9	1.59	3,313	83.10	1.66	4,440	59.8	1.48	2,853	6.6

504	575	50	19.7	1.93	1,221	70.1	1.60	3,610	89.90	1.67	4,831	63.3	1.49	3,025	6.1

505	575	55	22.1	1.94	1,382	78.5	1.61	4,070	100.60	1.69	5,451	66.2	1.49	3,172	5.7

506	700	50	26.7	1.74	1,490	96.8	1.44	4,488	123.40	1.51	5,978	93.5	1.33	3,997	5.9

The cut-off grade for the US$575/oz gold price scenarios is 0.64 grams Au/t, and the strip ratios are 6.6, 6.1 and 5.7, respectively, for the 45°, 50° and 55° pit slopes. The strip ratio for the US$700/oz pit is 5.9:1, and the cut-off grade works out to be 0.52 grams Au/t.
(ii) WGM Audit of Thon Mineral Resource Estimate
WGM reviewed the Detour Lake mineral resource estimate as prepared by Thon for Detour Gold. WGM did not generate any new geological interpretations; however, it reviewed the information supplied and is satisfied with the geologist on site and Thon’s interpretation. WGM has assumed the data supplied to it by Thon to be correct and accepted them for the purpose of its report. WGM believed that the current capping levels and categorization of the mineral resources could be improved upon, and this should be revisited once all the results have been returned from the phase II program, however, they accepted the results as supplied for Thon’s mineral resource estimate.
WGM used the results of Thon’s block model interpolation to calculate tonnes and grades in the three mineral resource categories, within the Pit 504 wireframe. WGM’s results produced near matches to those reported by Thon’s block model. Inferred tonnes were about 5% higher, with corresponding grades only 2% higher. Measured and indicated tonnes were only 1% higher (with a combined grade only 4% higher), with a small fraction of the tonnes moving from the Indicated category to the Measured category. WGM accounted for the slight variation in tonnes and grade to the difference in search ellipse orientation methodology employed by Thon, to that used in the GEMS system produced by Gemcom Software International Inc. (“Gemcom”).

The final phase of the audit involved WGM generating its own set of optimal pit shells using Gemcom’s Whittle software. The selected pit shell was then evaluated against WGM’s block model, to produce a resource estimate for comparison with Thon’s results.
For the pit optimization, WGM exported the Au block model data from GEMS, but not before expanding the block model project limits so as to accommodate a larger pit. This same procedure was followed by Thon and was done to avoid errors in pit generation in the two different software systems. In both cases, all blocks in the expanded region were assigned a waste code, to account for waste mining costs in those areas of the pit(s). Further to this, the block model data was then regularized into larger blocks (25 x 25 x 25 metres, compared to Thon’s 10 x 10 x 10 metres), during the import process from the GEMS system into Whittle. This was simply done to accommodate faster computer processing time, and in WGM’s opinion, was a common and acceptable practice, with no adverse effects on the results.
A total of 54 pit shells at various revenue factors were generated in Whittle. From these, ‘Pit 40’ was selected as the pit shell with the highest NPV, lowest strip ratio, and total gold ounces comparable to that reported as Thon’s Pit 504. Whittle Pit 40 was exported as a DXF file from Whittle, and imported into GEMS for mineral resource reporting.
WGM used the results of their block model interpolation to estimate tonnes and grades in the three mineral resource categories within their Whittle Pit 40. WGM’s results produced near matches to that reported by Thon in Pit 504. Measured tonnes were within 1%, with grades less than 1% difference. Inferred tonnes were within 4% of Thon’s reported tonnes, with grades less than 2% different. Indicated tonnes showed the greatest variance, with 22% less tonnes than that reported by Thon, although grades varied only by 1%. The large difference in indicated tonnes is likely due to a combination of WGM’s selection of a pit shell with a slightly lower revenue factor (0.89), and the difference in the interpolation methods (as previously discussed).
Considering the nominal differences in reported values, and the subtle differences in the two methodologies, WGM was satisfied with Detour Gold’s mineral resource numbers and has accepted them.
4.3.11 Current and Contemplated Exploration and Development Activities
In January 2008, Detour Gold retained Met-Chem Canada Inc. (“Met-Chem”), with the assistance of Micon International Ltd., (“Micon”), independent mining and metallurgy consultants, to lead and manage a feasibility study for the Detour Lake Project, which is expected to be completed by the end of 2008. Currently in progress are the geotechnical investigation by Golder, and the metallurgical testing supervised by Melis Engineering. Detailed mine design and pit optimization is being carried out by Patrice Live, Eng., from Montreal-based Breton, Banville & Associates (“BBA”). The Acid Rock Drainage study is scheduled to start in the first quarter of 2008.
The Company also started its 2008 drill program (continuation of Phase II) on January 7, 2008 at its Detour Lake Project. The Company is planning a 60,000 metre diamond drilling program for the completion of the Phase II program (totaling 120,000 metres). The Company had started Phase II drilling in July 2007 and had completed 60,175 metres in 170 holes by year-end. As of March 11, 2008, Detour Gold has completed 24,711 metres in 53 holes, for a total of 84,886 metres in 223 holes in Phase II. The Company has now reported 102 holes totaling 32,772 metres. There are six (6) active drill rigs on site, four (4) of which are on the Phase II program and two on the exploration program.
The objective of the Phase II program is to expand the deposit to the west and follow up on the additional mineralization found in the hanging wall during the 2007 campaign. This drilling is expected to be completed by mid-year. The Company plans to complete a mineral resource update by mid-year, which would include Phase I and Phase II drill results received as of early June 2008. Drill results announced to date are expected to increase the current open pit resource base. The feasibility study is expected to be completed by the end of 2008.
In addition, the Company started a 12,000 metre exploration drilling program in January 2008, targeting: (1) the 10 kilometre SLDZ on the Detour Lake Property, both to the east and west of the Detour Lake Project; (2) the North Walter Lake area; and (3) the western extension of the Calcite Zone (part of the Detour Lake Project). As of the date of this AIF, over 75% of the program is complete but no results are available.
On the Block A property, during the winter of 2007, Trade Winds and Detour Gold completed 53 drill holes totaling approximately 13,000 metres testing the M Zone structural corridor from surface to a depth of 300 metres. On October 16, 2007, Trade Winds announced the final drill results of its 2007 program. The Company intends to continue its exploration activities on Block A, subject to the entering into of a joint venture agreement with Trade Winds. Trade Winds is the operator during the exploration phase.
4.4 Risk Factors
An investment in the Company should be considered highly speculative. The following risk factors should be given special consideration when evaluating an investment in the Company.
Limited Property Portfolio
The Company’s only mineral property is the Detour Lake Property. Unless the Company acquires or develops additional material properties, the Company will be solely dependent upon the Detour Lake Property. If no additional mineral properties are acquired by Detour Gold, any adverse development affecting the Detour Lake Property would have a material adverse effect on Detour Gold’s financial condition and results of operations.
Mining Exploration and Development
The Company’s business operations are subject to risks and hazards inherent in the mining industry. The exploration for, and the development of, mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an orebody may result in substantial rewards, few properties that are explored are ultimately developed into producing mines.
The Company’s exploration and future production may be hampered by mining, heritage and environmental legislation, industrial accidents, industrial disputes, cost overruns, land claims and compensation and other unforeseen contingencies. The success of the Company also depends on the delineation of economically recoverable reserves, the availability and cost of required development capital, movement in the price of commodities, securing and maintaining title to its exploration and mining tenements as well as obtaining all necessary consents and approvals for the conduct of its exploration and future development and production activities.
Risks involved in mining operations include unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of any material, any of which could result in damage to life or property, environmental damage and possible legal liability. Further, weather conditions over a prolonged period can adversely affect exploration, production, mining and drilling operations and the timing of earning revenues.
Whether income will result from any of the Company’s projects will depend on the successful establishment of mining operations. Various factors, including costs, actual mineralization, consistency and reliability of ore grades, and commodity prices affect successful project development, future cash flow and profitability, and there can be no assurance that current estimates of these factors will reflect actual results and performance. The design and construction of efficient processing facilities, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced consultants also can affect successful project development.
The recoverability of amounts for mineral properties and related deferred exploration costs is dependent upon the confirmation of the Company’s interest in the underlying claims, the Company’s ability to obtain necessary financing to complete development, future profitable production or, alternatively, upon disposition of such properties at a profit.
Financial Capability and Additional Financing
The Company has sufficient financial resources to undertake its presently planned exploration and development programs. However, the Company has limited financial resources, has no source of operating income and has no assurance that additional funding will be available to it for further exploration and development of its Detour Lake Property. There can be no assurance that the Company will be able to obtain sufficient financing in the future to carry out exploration and development work on the Detour Lake Property. The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company. Failure to obtain sufficient financing may result in delaying or the indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of property interest. With respect to the property known as Block A, if the Company cannot obtain adequate funds or funds on reasonable terms it may elect not to fund future work programs on Block A, and its interest in the property will suffer dilution. According to the terms of the Trade Winds Agreement as assigned to the Company by Pelangio, the Company has the option, but not the obligation, to assume operatorship of the project.
There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. Additional funds will be required for future exploration and development of the Detour Lake Property.
If the Company raises additional funds through the sale of equity securities, shareholders may have their investment further diluted.
Fluctuating Gold Prices
The Company’s future profitability and viability of development depends upon the world market price of gold, amongst other things. Prices fluctuate widely and are affected by numerous factors beyond the Company’s control. The prices of metals are influenced by factors including industrial and retail supply and demand, exchange rates, inflation rates, changes in global economies, confidence in the global monetary system, forward sales of gold and other metals by producers and speculators as well as other global or regional political, social or economic events. The supply of gold and other metals consists of a combination of new mine production and existing stocks held by governments, producers, speculators and consumers.
If the market price for gold falls significantly, it could affect the Company’s decision to proceed with further exploration and could materially and adversely affect the Company’s ability to finance the development of the Detour Lake Project. Furthermore, the economic prospects of the projects in which the Company has an interest could be significantly reduced or rendered uneconomic.

Gold prices have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of gold may be produced in the future, a profitable market will exist for them.
A decline in the market price of gold may also require the Company to reduce its mineral resources, which could have a material and adverse effect on the Company’s value.
Resource Estimates
The mineral resource figures included herein are estimates only and no assurance can be given that any particular level of recovery of gold or other mineral from resources will in fact be realized or that an identified mineral deposit will ever qualify as a commercially mineable (or viable) orebody which can be economically exploited. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Any material change in the quantity of mineralization, grade or stripping ratio, or the gold price may affect the economic viability of any property held by the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all of its future cash flows, profitability, results of operations and financial condition. Until mineral resources are actually mined and processed, the quantity of mineral and resource grades must be considered as estimates only.
Detour Mine Option
The Mine Option Property is under the Mine Option from Goldcorp pursuant to the Option and Access Agreement. The Mine Option may be exercised at any time on or before the expiry of 120 days from the date of completion by Goldcorp of the reclamation of the Mine Site. The exercise by the Company of the Mine Option could result in the Company assuming reclamation obligations under the Mine Closure Plan filed with the Director of MNDM. The Company may only engage in the exploration activities on the Mine Option Property that are permitted under the Option and Access Agreement until the Company either exercises the Mine Option and acquires the Mine Option Property or obtains Goldcorp’s consent to any additional activities. No assurances can be given that Goldcorp would consent to such additional activities or consent on terms acceptable to the Company. Under Ontario law, the option to acquire the Mine Option Property automatically expires on December 10, 2019 (the “Expiry Date”), notwithstanding that the option purports to be perpetual. If the option is not exercised by such date, the Company would have no rights under the option against the grantor of the option or its successors. No assurance can be given that the Mine Option will be exercised prior to the Expiry Date.
Permits
There is no assurance that the Company can obtain, or that there will not be delays in obtaining, the permits necessary to develop the Detour Lake Project, including government approvals and permits required in connection with the Company’s future mining operations. Furthermore, the Company may only engage in the exploration activities on the Mine Option Property that are permitted under the Option and Access Agreement, until the Company either exercises the Mine Option and acquires the Mine Option Property, or obtains Goldcorp’s consent to any additional activities. While Detour Gold has received permission from Goldcorp to conduct its 2008 drill exploration program on the Mine Option Property, there is no assurances that Goldcorp will consent to any additional activities or consent on terms acceptable to Detour Gold.
To the extent such approvals or consents are required and are delayed or not obtained, the Company may be curtailed or prohibited from proceeding with planned development of, or commencing mining operations on, the Detour Lake Property.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or require abandonment or delays in development of new mining properties.
Aboriginal Title and Rights Claims
Aboriginal title and rights may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred. Detour Gold has commenced consultations with both the Moose Cree First Nation and the Taykwa Tagamou Nation respecting its plans for the Detour Lake Project. Detour Gold is not aware of any aboriginal land claims having been formally asserted or any legal actions relating to aboriginal issues having been instituted with respect to the Detour Lake Property. However, the Moose Cree First Nation have indicated that there is a need to consult and engage with aboriginal communities respecting the project. There can be no assurance that treaty or aboriginal rights will not be asserted during the course of the consultations. There can be no assurance that such events will not occur or that title and rights claims will not be asserted in the future in respect of the Company’s properties. In addition, other parties may dispute the Company’s title to its properties and its properties may be subject to prior unregistered agreements or transfers or land claims by aboriginal peoples, and title may be affected by undetected encumbrances or defects or government actions.
Environmental and Safety Regulations and Risks
Environmental laws and regulations affect the operations of the Company. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted. Furthermore the permission to operate could be withdrawn temporarily where there is evidence of serious breaches of health and safety, or even permanently in the case of extreme breaches. Significant liabilities could be imposed on the Company for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or non-compliance with environmental laws or regulations. Environmental legislation is evolving in a manner that may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Permits from a variety of regulatory authorities are required for many aspects of mine development, operation and reclamation. Future legislation and regulations could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Detour Lake Project, the extent of which cannot be predicted. In the context of environmental permits, including the approval of reclamation plans, the Company must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority.

Management
The success of the Company is currently largely dependent on the performance of its officers. Shareholders will be relying on the good faith, experience and judgment of the Company’s management and advisors in supervising and providing for the effective management of the business of the Company. There is no assurance the Company can maintain the services of its officers or other qualified personnel required to operate its business. The loss of the services of these persons could have a materially adverse effect on the Company’s business and prospects.
Competitive Conditions
The mining industry is intensely competitive in all its phases, and the Company competes with other companies that have greater financial resources and technical facilities. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically and businesses compete for the technical expertise to find, develop, and produce such properties, the labour to operate the properties and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties.
The Company’s inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operation and business.
Conflict of Interest
Certain directors of the Company also serve as directors of other companies involved in natural resource exploration, development and production. Consequently, there exists the possibility that such directors will be in a position of conflict of interest. Any decision made by such directors involving these other companies will be made in accordance with the duties and obligations to deal fairly and in good faith with the Company and these other companies. In addition, such directors must declare, and refrain from voting on, any matter in which such directors may have a material conflict of interest.
Messrs. Thiessen, and Dickinson who are directors of the Company, are also directors of Hunter Dickenson Inc. (“HDI”). Mr. Thiessen is also a senior officer of HDI. HDI and the Company are parties to a services agreement dated July 19, 2006. Ms. Hibbard and Mr. Olson are each directors and shareholders, and in the case of Ms. Hibbard, an officer, of Pelangio and are also directors of the Company. Pelangio owns approximately 49% of the Company’s outstanding Common Shares, on an undiluted basis.
Government Regulation
The Company’s planned mineral exploration and development activities will be subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration or development.
Many of the mineral rights and interests of the Company are subject to government approvals, licences and permits. The granting and enforcement of the terms of such approvals, licences and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that the Company will be successful in maintaining any or all of the various approvals, licences and permits in full force and effect without modification or revocation. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or development costs or reduction in levels of production at producing properties, if any, or require abandonment or delays in development of new mining properties.
Reclamation Obligation and Use of Estimates
The Company’s management estimates the cost to complete the reclamation of the Mine Site to be approximately $2.5 million to $5.0 million. These costs would become the responsibility of the Company if the Company assumed the reclamation obligations in connection with the exercise of the Mine Option and acquisition of the Mine Option Property prior to the completion of the reclamation of the Mine Site by Goldcorp. These costs represent management’s estimate of the reclamation obligations based on information currently available to the Company. The actual cost of completing the reclamation could be significantly higher, in which event the Company may decide not to exercise the Mine Option. Management estimates that the reclamation of the Mine Site to the satisfaction of the MNDM will be completed by 2010. The date of completion of the reclamation at the Mine Site is an estimate only and is based upon information currently available to the Company. The actual date of completion of the reclamation could be significantly later.
Limited Operating History
The Company has not yet recorded any revenues from its operations nor has the Company commenced commercial production on the Detour Lake Property. The Company does not expect to generate revenues from operations in the foreseeable future. The Company expects to continue to incur losses unless and until such time as the Detour Lake Project enters into commercial production and generates sufficient revenues to fund its continuing operations. There can be no assurance that the Company will generate any revenues or achieve profitability or that the Detour Lake Property or any of the properties it may hereafter acquire or obtain an interest in will generate earnings, operate profitably or provide a return on investment in the future. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate. There can be no assurance that significant additional losses will not occur in the near future or that the Company will be profitable in the future. The Company’s operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial productions of its properties are added. The amount and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company’s acquisition of additional properties and other factors, many of which are beyond the Company’s control.

Infrastructure
Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The Detour Lake Project will need sufficient infrastructure to commence and continue mining operations, and will need access to start-up and ongoing capital to establish and maintain the infrastructure necessary to operate a mine on the Detour Lake Property. There is no assurance that such infrastructure can be put in place or that the capital will be available to Detour Gold on satisfactory terms, or at all, in order to build and maintain such infrastructure, which would have a material adverse effect on Detour Gold financial condition and results of operation. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could also adversely affect the Company’s operations, financial condition and results of operations.
Joint Ventures
The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s future profitability, which could have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition:
i)	disagreement with joint venture partners on how to develop and operate mines efficiently;

ii)	inability of joint venture partners to meet their obligations to the joint venture or third party; and

iii)	litigation between joint venture partners regarding joint venture matters.
Third Party Claims on the Detour Lake Property
Title to, and the area of, resource claims may be disputed and additional amounts may be paid to surface rights owners in connection with any development of mining activity. Although the Company is satisfied, based on due diligence conducted by the Company, that its rights to the Detour Lake Property are valid, there may be challenges, including aboriginal land claims, on the Detour Lake Property which, if successful, could impair the exploration, development and/or future mining operations.
No History of Earnings or Dividends
The Company has no history of earnings and as such the Company has not paid dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. Payment of any future dividends will be at the discretion of the board of directors after taking into account many factors, including operating results, financial condition and anticipated cash needs.
Insurance and Uninsurable Risks
Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, ground or slope failures, fires, floods, earthquakes, cyclones and other environmental occurrences, as well as political and social instability that could result in damage to or destruction of mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining caused by industrial accidents or labour disputes or changes in regulatory environment, monetary losses and possible legal liability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all potential risks associated with its operations, and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Company.
ITEM 5. DIVIDENDS
The Company has paid no dividends in the period from its inception (July 19, 2006) to March 20, 2008. The Company does not pay dividends and has no plans to do so in the foreseeable future.
ITEM 6. DESCRIPTION OF CAPITAL STRUCTURE
Detour’s share capital consists of one class of shares, namely Common Shares without par value.
Common Shares
As of March 20, 2008, there were 40,809,400 Common Shares issued and outstanding as fully paid and non-assessable.
There have been no changes in the classification of Common Shares (reclassifications, consolidations, reverse splits or the like). Holders of Common Shares are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, holders of Common Shares are entitled to receive the remaining property and assets of the Company.
Special Warrants
On February 21, 2008, Detour Gold announced that it had completed a bought deal private placement of 4,000,000 Special Warrants. The Special Warrants were issued to investors under applicable prospectus exemptions at a price of $16.30 per Special Warrant, representing gross proceeds of $65,200,000. Each Special Warrant is exercisable by a holder thereof into one Common Share without payment of any additional consideration and without any further action on the part of the holder until 5:00 p.m. (Toronto time) on the earlier of: (i) the third business day after the date on which a receipt for the final prospectus of the Company qualifying the distribution of the Common Shares issuable on exercise of the Special Warrants has been issued by the last of the securities regulatory authorities in each of the offering jurisdictions in Canada within which purchasers of Special Warrants reside; and (ii) June 23, 2008; at which time each Special Warrant not previously exercised by the holder thereof shall be automatically exercised into one Common Share without payment of any additional consideration and without any further action on the part of the holder.
There are no constraints imposed on the ownership of securities of the Company.
The Company’s securities have not received any ratings from any rating organization.
ITEM 7. MARKET FOR SECURITIES
The Company’s Common Shares commenced trading on the TSX on January 31, 2007. The following table shows the high and low trading prices and average daily trading volume of the Common Shares of the Company traded on the TSX on a monthly basis from January 31, 2007 to March 20, 2008.

	High	Low	Average Daily
Monthly	(Cdn$)	(Cdn$)	Trading Volume

January 2007 (1)	$3.99	$3.65	57,700
February 2007	$3.75	$3.40	41,335
March 2007	$4.75	$3.40	28,041
April 2007	$6.00	$4.10	138,797
May 2007	$5.94	$5.00	100,913
June 2007	$6.40	$5.41	39,792
July 2007	$7.30	$5.77	55,984
August 2007	$7.25	$5.11	50,825
September 2007	$7.75	$5.80	91,745
October 2007	$9.50	$7.65	131,180
November 2007	$11.50	$9.05	129,958
December 2007	$12.89	$10.30	125,495
January 2008	$19.75	$12.15	274,083
February 2008	$19.44	$16.08	156,383
March 2008 (2)	$21.54	$17.00	162,188

Notes:	(1) Only includes January 31, 2008

(2) From March 1 to March 20, 2008
ITEM 8. ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER
The Company does not have securities that are held in escrow or that are subject to a contractual restriction on transfer.
ITEM 9. DIRECTORS AND OFFICERS
9.1 Director and Officer Information
Set out below is the name, province or state and country residence, position with the Company, the number of Common Shares beneficially owned, controlled or directed, directly or indirectly, and the number of options held by each director or executive officer of the Company, as at March 20, 2008.

		Number and
		Percentage of
		Outstanding
		Common Shares
Name, Province or State and Country of	Director/Officer	Beneficially Owned
Residence and Position with the Company	Since	(1)	Options held

Robert A. Dickinson Vancouver, British Columbia
Director	August 21, 2006	263,500 (0.6%)	150,000

Louis Dionne Oakville, Ontario
Director	September 25, 2006	Nil	150,000

		Number and
		Percentage of
		Outstanding
Name, Province or State and Country of	Director/Officer	Common Shares
Residence and Position with the Company	Since	Beneficially Owned (1)	Options held

Ingrid J. Hibbard Milton, Ontario Director	January 31, 2007	1,000 (0.0%)	150,000

J. Michael Kenyon Vancouver, British Columbia Director	March 11, 2008	15,000 (0.0%)	100,000

Erik H. Martin Burlington, Ontario Chief Financial Officer and Corporate Secretary	November 16, 2007	Nil	175,000

Philip E. Olson Saskatoon, Saskatchewan Director	January 31, 2007	Nil	120,000

Gerald S. Panneton Terra Cotta, Ontario President, Chief Executive Officer and Director	July 19, 2006	611,500 (1.5%)	400,000

Judy M. Thomson Vancouver, British Columbia Director	January 31, 2007	24,000 (0.0%)	120,000

Ronald W. Thiessen Vancouver, British Columbia
Chairman and Director	July 19, 2006	479,000 (1.2%)	150,000

Note: (1)	The information as to common shares beneficially owned, directly or indirectly, or over which a director or executive officer exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors and officers individually.
The directors and senior officers of the Company beneficially own, directly or indirectly, 1,394,000 Common Shares representing approximately 3.4% of the outstanding Common Shares.
The term of office of the directors expires annually at the time of the Company’s annual meeting. Other than Mr. Kenyon, the directors of the Company were elected at the annual general meeting of shareholders on June 12, 2007. The term of office of the officers expires at the discretion of the Company’s directors.
The Company currently has an audit committee, a corporate governance and nominating committee and a compensation committee. The audit committee is comprised of Messrs. Dionne and Olson and Ms. Thomson. The corporate governance and nominating committee and the compensation committee are comprised of Messrs. Dionne and Thiessen and Ms. Thomson.

9.1.1 Gerald S. Panneton, P.Geo, President, Chief Executive Officer and Director
Gerald S. Panneton has been involved in the exploration and mining Industry for the last 25 years. A graduate of the University of Montreal (BSc), and of McGill University with a Master Degree in Sciences, Mr. Panneton joined the exploration community in the early 80’s in the heart of the Abitibi Greenstone Belt for gold exploration. Firstly as project geologist for Sulpetro and the Vior-Mazarin Group, and then he joined Placer Dome Exploration Ltd. in 1989. In 1993, he joined Lac Minerals, as Exploration Manager for Eastern Canada. In 1994, Lac Minerals was taken over by Barrick Gold Corporation, where he continued as Exploration Manager for Canada until 1998. From 1998 to January 2006, Mr. Panneton was promoted to Director of Advanced Projects and Evaluations for the Exploration-Corporate Development group. His responsibilities included the evaluation and due diligence process of advanced projects throughout the world, in Russia, Europe, Africa, North America, Australia, and Asia. He was instrumental in the Pangea Goldfields acquisition in July 2000, where Barrick gained an excellent land position in Tanzania, with three advanced exploration projects, Tulawaka, Buzwagi, and Golden Ridge. Mr. Panneton was the key person in advancing Tulawaka through the Feasibility Study work, EIA process, permitting, which began production in 2005. On the Buzwagi Project, Tanzania, he contributed directly in increasing the 1 million ounce resource to a +5.0 million ounce resources.
He joined Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies in January 2006 as President and CEO of Continental Minerals Corporation and in July 2006 as President and CEO of Detour Gold Corporation. Mr. Panneton resigned from Hunter Dickinson Inc. effective December 31, 2007 and resigned as President and CEO of Continental Minerals Corporation effective January 1, 2008 in order to focus all his time on Detour Gold Corporation.
As of January 1, 2008, Mr. Panneton is a full time employee of Detour Gold Corporation.
Mr. Panneton is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Director, President & CEO	July 2006	Present

Continental Minerals Corporation	President & CEO	January 2006	December 2007
	Director	January 2006	Present
9.1.2 Ronald W. Thiessen, CA, Chairman and Director
Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.
Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Director and Chairman	January 2007	Present

Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	April 1996	Present
	President & Chief Executive Officer	September 2000	August 2007

Continental Minerals Corporation	Director	November 1995	Present
	President & Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present

Farallon Resources Ltd.	Director	August 1994	Present
	President & Chief Executive Officer	December 1999	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present

Great Basin Gold Ltd.	Director	October 1993	Present
	President & Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present

Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President & Chief Executive Officer	November 2001	Present

Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President & Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September 2007

Taseko Mines Limited	Director	October 1993	Present
	President & Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present

Tri-Gold Resources Corp.	Director	July 1992	December 2006
9.1.3 Robert A. Dickinson, B.Sc., M.Sc., Director
Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration — Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of

Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.
Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Director	January 2007	Present

Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present

Anooraq Resources Corporation	Director	November 1990	Present
	Chairman	April 2004	September 2004
	Co-Chairman	October 2004	Present

Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006

Farallon Resources Ltd.	Director	July 1991	April 2007
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006

Great Basin Gold Ltd.	Director	May 1986	November 2006
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006

Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present

Rockwell Ventures Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006

Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006
9.1.4 Erik H. Martin, Chief Financial Officer and Corporate Secretary
Erik Martin, a Certified Management Accountant (CMA), has over 15 years of management experience with a focus on publicly listed resource companies where he has held financial management and/or consulting roles. He graduated from the University of Québec at Rimouski with a Bachelor of Commerce in Accounting and received his CMA accreditation in 1996.

Mr. Martin is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Chief Financial Officer and Corporate Secretary	November 2007	Present

Manicouagan Minerals Inc.	Chief Financial Officer and Corporate Secretary	June 2007	Present

NWT Uranium Corp.	Chief Financial Officer and Corporate Secretary	September 2006	July 2007

Hana Mining Ltd.	Chief Financial Officer and Corporate Secretary	January 2007	July 2007

Olympus Pacific Minerals Inc.	Chief Financial Officer and Corporate Secretary	June 2004	July 2006
9.1.5 Louis Dionne, P.Eng., Director
Louis Dionne is a mining engineer and mining consultant with over 30 years of experience in the mining industry. Mr. Dionne holds a Bachelor of Mining Engineering Degree from Laval University, Québec. Since 2005, Mr. Dionne has been an independent mining consultant. He was President and Chief Executive Officer of Richmont Mines Ltd., a Canadian gold producer, from 2002 to 2005. He also worked for Barrick Gold Corporation as Senior Vice-President, Underground Operations, where he provided technical input and leadership in the area of corporate mergers and acquisitions. Throughout his career, he has also provided technical, operations and management support for underground and open-pit operations, including as a technical expert in numerous evaluations, acquisitions and joint ventures related to underground developments in the United States and Canada.
Mr. Dionne is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Director	September 2006	Present

Aurizon Mines Ltd.	Director	May 2006	Present

Beaufield Resources Inc.	Director	December 2005	Present

Richmont Mines Ltd.	CEO and President	December 2002	August 2005

Kinbauri Gold Corp.	Director	December 2007	February 2008
9.1.6 Ingrid J. Hibbard, Director
Ingrid Hibbard is a mining and securities lawyer with over 25 years of experience in the mining industry. Ms. Hibbard graduated from the University of Western Ontario (B.A., LL.B). Since 1996, Ms. Hibbard is President and Chief Executive Officer of Pelangio Mines Inc., a public mining exploration company. Previously, she was in private practice with clients ranging from junior explorers to major mining companies such as Noranda Mines and Hemlo Gold Mines Inc. She served as Corporate Secretary of Hemlo Gold from 1993 to 1999.

Ms. Hibbard is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Director	January 2007	Present

Pelangio Mines Inc.	CEO, President & Director	July 1997	Present

Olympus Pacific Minerals Inc	Secretary	October 2003	June 2004
9.1.7 Michael Kenyon, Director
Michael Kenyon is a geologist with more than 35 years experience in the international mining industry. Mr. Kenyon holds a Master of Science degree (Geology) from the University of Alberta. In 1979, he co-founded Cumberland Resources Ltd. and was a director up to its acquisition by Agnico-Eagle Mines Limited in July 2007. He co-founded Canico Resource Corp. in 2002 and was the President and CEO up to its acquisition by Companhia Vale do Rio Doce (CVRD) in December 2005. He was a founding director of Sutton Resources Ltd. and President and CEO from 1983 up to its acquisition by Barrick Gold Corporation in 1999.
Mr. Kenyon is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Director	March 2008	Present

Cumberland Resources Ltd.	President & CEO Director	December 1979	July 2007

Canico Resource Corp.	President & CEO Director	February 2002	December 2005
9.1.8 Philip E. Olson, P.Geo., Director
Philip Olson is a professional geoscientist who is currently the Chairman, Chief Executive Officer and a director of Titan Uranium Inc., a Saskatchewan-based junior uranium exploration company. Mr. Olson holds a Master of Science degree (Geology) from the University of Manitoba. He has been a professional geoscientist registered in Saskatchewan since 1997. Prior to joining Titan Uranium Inc., Mr. Olson was Vice-President, Corporate Development from 2003 to 2005 and Vice-President, Exploration from 1997 to 2003 with Claude Resources Inc. He has also held positions as Regional Exploration Manager with Hemlo Gold Mines Inc. (now Newmont Mining Corporation.), Chief Geologist with Falconbridge Limited (now Xstrata PLC) at its Kidd Creek mine and Exploration Manager and Chief Geologist with Giant Yellowknife Mines.
Mr. Olson is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Director	January 2007	Present

Pelangio Mines Inc.	Director	May 2000	Present

Company	Positions Held	From	To
Titan Uranium Inc	Chairman, CEO & Director	March 2005	Present
9.1.9 Judy M. Thomson, CA, Director
Judy Thomson is a Chartered Accountant with over twenty-five years of professional experience in audit, business administration and human resources. She has held senior administration and human resources positions with a global accounting and consulting firm in Canada and Asia (Arthur Andersen LLP and Andersen Consulting). She has also been an entrepreneur, being one of the senior management team involved in the successful start-up of the now world famous Rocky Mountaineer Railtours tour train. For six years, she provided administrative, financial reporting and taxation services to several limited partnerships in the mining and exploration business, as well as similar services for organizations in the film and video industry. Ms. Thomson also is the co-author of a best-selling book on business and social networking published in October 2005 by Penguin Prentice Hall New York and has spent the last five years providing seminars and presentations on that subject to corporations, associations and conferences in Canada and the United States. She is a director, Secretary, Chief Operating Officer and part owner of Shepa Learning Company, a privately-held company that provides training and consulting services.
Ms. Thomson, is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Director	January 2007	Present
9.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Except as hereinafter set out, no director or executive officer of the Company is, as at the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that was (i) subject to a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) subject to such an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
Except as hereinafter set out, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company (i) is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (ii) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.
The foregoing information, not being within the knowledge of the Company, has been furnished by the director mentioned below.

Michael Kenyon, one of Detour Gold’s directors, was a director of Crown Resources Corp. (“Crown”) from 1989 November 2001. Crown was NASDAQ listed and subsequently obtained listing on the TSX. In August 2001, primarily due to an unresolved debenture default, Crown’s price fell below listing requirements and was no longer quoted. Mr. Kenyon resigned in November of that year.
In March 2002, Crown filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the District of Colorado. It was reported that the board of directors at the time authorized the the filing after failing to resolve the debenture default.
In May 2002, it was reported that Crown had secured a court order for reorganization and that it would commence trading on NASDAQ in June 2002. Crown was reportedly acquired by Kinross Gold Corporation in August 2006 in a share exchange.
No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
ITEM 10. PROMOTERS
HDI may be considered to have been a promoter of the Company at the time of the Company’s initial public offering. HDI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated July 19, 2006 (the “Services Agreement”). The services provided to the Company by HDI under the Services Agreement were reduced during the course of 2007. During fiscal 2007, the Company paid $2,359,367 to HDI for services provided to the Company under the Services Agreement. As at December 31, 2007, the Company owed $165,505 to HDI for such services.
ITEM 11. LEGAL PROCEEDINGS AND REGULATORY ACTIONS
The Company is not involved in any legal proceedings or regulatory actions.
ITEM 12. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
None of the directors or senior officers of the Company, nor any person who has held such a position since the incorporation of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction of the Company other than as set out herein.
HDI is a private company and HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis pursuant to the Services Agreement. During 2007, certain of the Company’s senior management were employed by HDI rather than by the Company directly.

ITEM 13. TRANSFER AGENT AND REGISTRAR
The Company’s registrar and transfer agent is Computershare Trust Company of Canada, located in Toronto, Ontario.
ITEM 14. MATERIAL CONTRACTS
Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by the Company or have been assigned to the Company by Pelangio:
1.	Agency Agreement dated January 22, 2007, between the Company and Dundee Securities Corporation, Haywood Securities Inc., TD Securities Inc. and Blackmont Capital Inc. related to the IPO;

2.	Purchase Agreement dated August 21, 2006 between the Company and Pelangio (see Item 3 - General Development of the Business);

3.	Services Agreement dated July 19, 2006 between the Company and HDI, related to the provision of geological, technical, corporate development, administrative and management services to, and third party costs incurred on behalf of, the Company by HDI;

4.	Option and Access Agreement dated December 10, 1998 between the Detour Lake Joint Venture of Pelangio-Larder and Franco and Placer. This agreement was assigned to the Company on January 31, 2007 (see Item 4 – Description of Business);

5.	Underwriting Agreement dated February 21, 2008 between the Company and BMO Nesbitt Burns Inc., Haywood Securities Inc., Raymond James Ltd., Wellington West Capital Markets Inc., Canaccord Capital Corporation, Macquarie Capital Markets Canada Ltd., Paradigm Capital Inc., Thomas Weisel Partners Canada Inc. and Dundee Securities Corporation in connection with the Special Warrant offering.

6.	Special Warrant Indenture dated February 21, 2008 between the Company and Computershare Trust Company of Canada in respect of the Special Warrants;
ITEM 15. INTERESTS OF EXPERTS
Detour Gold’s auditors, McGovern, Hurley, Cunningham, LLP, Chartered Accountants, Toronto, Ontario, (“McGovern”) report that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario. Detour Gold’s annual financial statements for the year ended December 31, 2007 were filed under National Instrument 51-102 in reliance on the report of McGovern, given on their authority as experts in auditing and accounting. As of March 20, 2008, to the Company’s knowledge the partners and employees of McGovern did not hold any registered or beneficial ownership interests, directly or indirectly, in the securities of the Company or its associates or affiliates.
The following is a list of persons or companies whose profession or business gives authority to a statement made by the person or company named as having prepared or certified a part of that document or a report or valuation described in this AIF or in a filing made by the Company under National Instrument 51-102:

(1)	Roger Aubertin, P.Eng.;

(2)	Eric A. Kallio, P.Geo.;

(3)	Michael W. Kociumbas, B. Sc., P.Geo.;

(4)	Rick Risto, M.Sc., P.Geo.;

(5)	Kurt Breede, P.Eng.; and

(6)	Dorota el Rassi, P.Eng.
To the Company’s knowledge, except as set out herein, none of the persons referred to above and none of the corporations by which they are employed have received or will receive any direct or indirect interests in Detour Gold’s property or the property of an associated party or an affiliate of Detour Gold or have any beneficial ownership, direct or indirect, of the Company’s securities or of the securities of an associated party or an affiliate of Detour Gold other than Roger Aubertin and Eric Kallio. Mr. Aubertin holds 12,500 Common Shares. Pursuant to the Company’s stock option plan, Mr. Aubertin holds 102,500 stock options. Mr. Kallio holds 52,500 stock options.
ITEM 16. AUDIT COMMITTEE INFORMATION
16.1 Audit Committee Charter
The full text of the Company’s audit committee charter is included as Appendix A to this AIF.
16.2 Composition of the Audit Committee
The members of the audit committee, as outlined under Item 9 – Directors and Officers, are: Louis Dionne, Philip Olson and Judy Thomson. All of the members of the audit committee are independent and financially literate within the meaning of Multilateral Instrument 52-110 – Audit Committees.
16.3 Relevant Education and Experience
The education and experience of each audit committee member relevant to his or her responsibilities as a member of the audit committee is outlined in his or her description under Item 9 – Directors and Officers.
16.4 Pre-Approval Policies and Procedures
The audit committee must approve in advance all permitted non-audit services with the independent auditors, including the terms of the engagements and the fees payable. From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company’s auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested and the fees related to such services could impair the independence of the auditors. At least annually, the audit committee must evaluate the qualifications, performance and independence of the independent auditor, including considering whether the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

The audit committee may delegate to a subcommittee the authority to grant pre-approvals permitted non-audit services, provided that the decision of any such subcommittee shall be presented to the full audit committee at its next scheduled meeting.
16.5 External Auditor Services Fees
The following table discloses the aggregate fees billed for the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

	Year ended	Year ended
Services:	December 31, 2006	December 31, 2007

Audit Fees	$10,000	$27,000
Audit-Related Fees(1)	$55,000	$31,800
Tax Fees	—	—
All Other Fees	—	—

	$65,000	$58,800

Note: (1)	“Audit-Related Fees” includes activities related to the IPO prospectus, the business acquisition report in connection with the Acquisition, the Company’s Form 20F and due diligence assistance.
ITEM 17. ADDITIONAL INFORMATION
Additional information is contained in the disclosure materials available at the SEDAR internet web site (www.sedar.com).
Additional financial information is provided in the Company’s financial statements and related management’s discussion and analysis for the year ended December 31, 2007.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s management information circular filed on SEDAR on May 15, 2007 in connection with the annual general meeting of the Company’s security holders held on June 12, 2007.
The following documents can be obtained upon request from the Company’s head office at (416) 304-0800:
(i)	this AIF; and

(ii)	the audited financial statements of the Company and related management’s discussion & analysis.
The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

APPENDIX A
AUDIT COMMITTEE CHARTER
1. Purpose: Responsibilities and Authority
The Committee shall carry out its responsibilities under applicable laws, regulations and stock exchange requirements with respect to the employment, compensation and oversight of the Company’s independent auditor, and other matters under the authority of the Committee. The Committee also shall assist the Board in carrying out its oversight responsibilities relating to the Company’s financial, accounting and reporting processes, the Company’s system of internal accounting and financial controls, the Company’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties. In furtherance of this purpose, the Committee shall have the following responsibilities and authority:
(a) Relationship with Independent Auditors.
(i) Subject to the laws of Canada as to the role of the shareholders in the appointment of independent auditors, the Committee shall have the sole authority to appoint or replace the independent auditor.
(ii) The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.
(iii) The independent auditor shall report directly to the Committee.
(iv) The Committee shall approve in advance all audit and permitted non-audit services with the independent auditors, including the terms of the engagements and the fees payable. The Committee may delegate to a subcommittee the authority to grant pre-approvals of audit and permitted non-audit services, provided that the decision of any such subcommittee shall be presented to the full Committee at its next scheduled meeting.
(v) At least annually, the Committee shall review and evaluate the experience and qualifications of the lead partner and senior members of the independent auditor team.
(vi) At least annually, the Committee shall obtain and review a report from the independent auditor regarding:
(A) the independent auditor’s internal quality-control procedures;
(B) any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;
(C) any steps taken to deal with any such issues; and
(D) all relationships between the independent auditor and the Company.
(vii) At least annually, the Committee shall evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.
(viii) The Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit, the concurring partner responsible for reviewing the audit, and other audit partners as required by law.
(ix) The Committee shall consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.
(x) The Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former independent auditor of the Company.
(b) Financial Statement and Disclosure Review.
(i) The Committee shall review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether the audited financial statements should be filed with applicable securities regulatory authorities and included in the Company’s annual reports.
(ii) The Committee shall review and discuss with management (and, to the extent the Committee deems it necessary or appropriate, the independent auditor) the Company’s quarterly financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether such financial statements should be filed with applicable securities regulatory authorities.
(iii) The Committee shall review and discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including the independent auditor’s assessment of the quality of the Company’s accounting principles, any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.
(iv) At least annually and prior to the publication of annual audited financial statements, the Committee shall review and discuss with management and the independent auditor a report from the independent auditor on:
(A) all critical accounting policies and practices used by the Company;
(B) all alternative accounting treatments of financial information that have been discussed with management since the prior report, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the independent auditor, and an explanation of why the independent auditor’s preferred method was not adopted; and
(C) other material written communications between the independent auditor and management since the prior report, such as any management letter or schedule of unadjusted differences, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company’s financial statements.
(v) Prior to their filing, issuance or public disclosure, the Committee shall review the Company’s financial statements, management’s discussion and analysis, Annual Information Form, interim and annual earnings press releases, and other financial press releases, including the use of “pro forma” or “adjusted” non-GAAP information.
(vi) The Committee shall satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the disclosure referred to in paragraph (v) above, and must periodically assess the adequacy of those procedures.
(c) Conduct of the Annual Audit.
The Committee shall oversee the annual audit, and in the course of such oversight the Committee shall have the following responsibilities and authority:
(i) The Committee shall discuss (orally or otherwise) with the independent auditor prior to the audit the planning and conduct of the annual audit, and shall meet with the independent auditor as may be necessary or appropriate in connection with the audit.
(ii) The Committee shall ascertain that the independent auditor is registered and in good standing with the Canadian Public Accounting Board and that the independent auditor satisfies all applicable Canadian independence standards.
(iii) The Committee shall make such inquiries to the management and the independent auditor as they deem necessary or appropriate to satisfy themselves regarding the efficacy of the Company’s financial and internal controls and procedures and the auditing process.
(d) Compliance and Oversight.
(i) The Committee shall meet periodically with management and the independent auditor in separate executive sessions. The Committee may also, to the extent it deems necessary or appropriate, meet with the Company’s investment bankers and financial analysts who follow the Company.
(ii) The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.
(iii) The Committee shall discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.
(iv) At least annually, the Committee shall review with management and the independent auditor the disclosure controls and procedures and confirm that the Company (with CEO and CFO participation) has evaluated the effectiveness of the design and operation of the controls. The Committee also shall review with management and the independent auditor any deficiencies in the design and operation of internal controls and significant deficiencies or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls. As a part of that review, the Committee shall review the process followed in preparing and verifying the accuracy of the CEO and CFO annual certifications required under applicable laws.
(v) At least annually, the Committee shall review with management and the independent auditor management’s internal control report and assessment of the internal controls and procedures.
(vi) The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
(vii) The Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or reports which raise material issues regarding the Company’s financial statements or accounting policies.
(viii) At least annually, the Committee shall discuss (orally or otherwise) with the Company’s legal counsel any legal matters that may have a material impact on the financial statements or the Company’s compliance policies.
(ix) The Committee shall prepare all reports required under applicable laws, regulations and stock exchange requirements.
(e) Related Party Transactions.
(i) The Committee shall review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any related party or affiliate, and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued. The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company’s Compensation Committee.
(ii) As used herein the term “related party” means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term “affiliate” means any person, whether acting alone or in concert with others, that has the power to exercise a controlling influence over the Company and its subsidiaries.
(f) Whistleblowing Policy.
(i) The Committee shall review and periodically update the Company’s Whistleblowing Policy.
(ii) The Committee shall investigate matters relating to complaints and concerns it receives under the Policy and, if necessary, take the appropriate corrective and disciplinary actions.

2. Structure and Membership
(a) Number and qualification. The Committee shall consist of at least three directors. All members of the Committee shall be independent and financially literate as required by MI 52-110 for members of an audit committee. The relevant portions of MI 52-110 are located in paragraph 6 of this Charter.
(b) Selection and Removal. Members of the Committee shall be appointed by the Board, upon the recommendation of the Corporate Governance and Nominating Committee. The Board may remove members of the Committee at any time with or without cause.
(c) Chair. Unless the Board elects a Chair of the Committee, the Committee shall elect a Chair by majority vote.
(d) Compensation. The compensation of the Committee shall be as determined by the Board.
(e) Term. Members of the Committee shall be appointed for one-year terms. Each member shall serve until his or her replacement is appointed, or until he or she resigns or is removed from the Board or the Committee.
3. Procedures and Administration
(a) Meetings. The Committee shall meet as often as it deems necessary in order to perform its responsibilities, but not less than quarterly. The Committee shall keep minutes of its meetings and any other records as it deems appropriate.
(b) Subcommittees. The Committee may form and delegate authority to one or more subcommittees, consisting of at least one member, as it deems appropriate from time to time under the circumstances.
(c) Reports to the Board. The Committee shall report (orally or otherwise) regularly to the Board following meetings of the Committee with respect to such matters as are relevant to the Committee’s discharge of its responsibilities, and shall report in writing on request of the Chairman of the Board.
(d) Charter. The Committee shall, at least annually, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.
(e) Independent Advisors. The Committee shall have the authority to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay appropriate compensation to advisors engaged by the Committee.
(f) Investigations. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any Officer or other person to meet with the Committee and to access all Company records.
(g) Annual Self-Evaluation. The Committee shall evaluate its own performance at least annually, and report the results of the assessment, and any recommend changes to its mandate, to the Board.

4. Additional Powers
The Committee shall have such other duties as may be delegated from time to time by the Board.
5. Limitation of Audit Committee’s Role
While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with Canadian GAAP and applicable rules and regulations. These are the responsibilities of management and the independent auditor.
6. Audit Committee Member Independence and Financial Literacy Requirements
(a) Independence Requirement
Section 3.1(3) of MI 52-110 states that each audit committee member must be independent.
Section 1.4 and 1.5 of MI 52-110 define the meaning of independence as follows:
1.4 Meaning of Independence
(1) An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.
(2) For the purposes of subsection (1), a “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgement.
(3) Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:
(a) an individual who is, or has been within the last three years, an employee or executive officer of the issuer;
(b) an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;
(c) an individual who:
(i) is a partner of a firm that is the issuer’s internal or external auditor,
(ii) is an employee of that firm, or
(iii) was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;
(d) an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
(i) is a partner of a firm that is the issuer’s internal or external auditor,
(ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or
(iii) was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(e) an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; and
(f) an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.
(4) Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because
(a) he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or
(b) he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.
(5) For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.
(6) For the purposes of clause (3)(f), direct compensation does not include:
(a) remuneration for acting as a member of the board of directors or of any board committee of the issuer, and
(b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.
(7) Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member
(a) has previously acted as an interim chief executive officer of the issuer, or
(b) acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.
(8) For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.
1.5 Additional Independence Requirements
(1) Despite any determination made under section 1.4, an individual who
(a) accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or
(b) is an affiliated entity of the issuer or any of its subsidiary entities, is considered to have a material relationship with the issuer.

(2) For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by
(a) an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or
(b) an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.
(3) For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.
(b) Financial Literacy Requirement
Section 3.1(4) of MI 52-110 states that each audit committee member must be financially literate.
Section 1.6 of MI 52-110 defines the meaning of financial literacy as follows:
1.6 Meaning of Financial Literacy — For the purposes of this Instrument, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.